AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JANUARY [●], 2025.

Registration No. 333-282502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Infinity Natural Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	99-3407012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2605 Cranberry Square
Morgantown, WV 26508
(304) 212-2350

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Zack Arnold **President & Chief Executive Officer** **2605 Cranberry Square** **Morgantown, WV 26508** **(304) 212-2350**	**David Sproule** **Executive Vice President & Chief Financial Officer** **2605 Cranberry Square** **Morgantown, WV 26508** **(304) 212-2350**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew R. Pacey, P.C. **Michael W. Rigdon, P.C.** **Kirkland & Ellis LLP** **609 Main Street, Suite 4700** **Houston, Texas 77002** **(713) 836-3600**	**David J. Miller** **Monica E. White** **Latham & Watkins LLP** **300 Colorado Street, Suite 2400** **Austin, TX 78701** **(737) 910-7300**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and it is not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2025

PRELIMINARY PROSPECTUS

13,250,000 Shares



INFINITY NATURAL RESOURCES

Infinity Natural Resources, Inc.

Class A Common Stock

This is the initial public offering of the Class A common stock of Infinity Natural Resources, Inc., a Delaware corporation (the "initial public offering"). We are offering 13,250,000 shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock.

We intend to list our Class A common stock on the New York Stock Exchange under the symbol "INR."

We expect the initial public offering price per share of the Class A common stock to be between $18.00 and $21.00.

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. See "Description of Capital Stock."

Investing in our Class A common stock involves risks, including those described under "Risk Factors" beginning on page 31 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds to us (before expenses)	$	$

(1) We refer you to "Underwriting (Conflicts of Interest)" beginning on page 167 of this prospectus for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See "Underwriting (Conflicts of Interest)—Directed Share Program."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status" contain additional information about our status as an emerging growth company.

We have granted the underwriters the option to purchase up to 1,987,500 additional shares of Class A common stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about , 2025.

Joint Book-Running Managers

CITIGROUP | **RAYMOND JAMES** | **RBC CAPITAL MARKETS**

BOFA SECURITIES | **CAPITAL ONE SECURITIES** | **TRUIST SECURITIES**

Senior Co-Managers

KEYBANC CAPITAL MARKETS | **STEPHENS INC.**

Co-Managers

COMERICA SECURITIES | **FIFTH THIRD SECURITIES** | **FIRST CITIZENS CAPITAL SECURITIES** | **BTIG**

Junior Co-Managers

BOK FINANCIAL SECURITIES, INC. | **ZIONS CAPITAL MARKETS**

Prospectus dated , 2025

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

- "Appalachia-Focused Public Peers" refers to the public companies operating in 2023 with the following ticker symbols: AR, CHK, CNX, EQT, GPOR, RRC, and SWN. For the avoidance of doubt, this does not reflect the merger of CHK and SWN, effective October 1, 2024;

- "Block Island" refers to Block Island Minerals LLC, a subsidiary of INR Holdings;

- "Carroll County Acquisition" refers to INR's acquisition of the Warrior North field from PennEnergy Resources, Inc. in April 2021 for $32 million;

- "Cheat Mountain" refers to Cheat Mountain Resources, LLC, a subsidiary of INR Holdings;

- "Credit Agreement" refers to that certain Credit Agreement, dated September 25, 2024, by and among INR Holdings, the lenders from time to time party thereto and Citibank, N.A., as the administrative agent and an issuing bank;

- "Credit Facility" refers to the revolving credit facility provided under our Credit Agreement;

- "DROI" refers to Discounted Return on Investment, which we define as the present value at a 10% discount rate of future net cashflows excluding capital expenditures divided by the net capital expenditures associated with the development of a horizontal well;

- "Enverus" means Enverus, Inc., a database with which we have a fee-based subscription agreement for access to real-time information related to global oil and gas data, analytics and forecasting. Data on the Enverus system covers worldwide exploration, production and general midstream energy company information which we retrieve and then synthesize to generate charts and tables based on such data, such as the charts on pages 4, 5, 6, 107 and 108 of this registration statement;

- "Existing Owners" refers, collectively, to Pearl, NGP, certain other co-investors and the management members that directly and indirectly own equity interests in INR Holdings or its wholly owned subsidiaries prior to, as of and following the completion of our corporate reorganization;

- "INR Holdings" refers to Infinity Natural Resources, LLC, a Delaware limited liability company, and the entity that holds the Company's operating entities;

- "INR Holdings LLC Agreement" refers to the second amended and restated limited liability company agreement of INR Holdings;

- "Infinity Natural Resources," "Infinity," "INR," the "Company," "we," "our," "us" or like terms refer collectively to Infinity Natural Resources, Inc. and its consolidated subsidiaries;

- "INR Ohio" refers to INR Ohio, LLC, a subsidiary of INR Holdings that, after its merger with Wolf Run, holds the assets acquired in the Utica Resource Acquisition;

- "INR Midstream" refers to INR Midstream, LLC, a subsidiary of INR Holdings;

- "INR Operating" refers to INR Operating, LLC, a subsidiary of INR Holdings;

- "INR Unit Holder" refers to a holder of INR Units (other than INR) and a corresponding number of shares of Class B common stock of INR;

- "INR Units" refers to units representing limited liability company interests in INR Holdings issued pursuant to the INR Holdings LLC Agreement, which shall only be held along with a corresponding number of shares of Class B common stock of INR;

- "IRR" refers to "Internal Rate of Return," which we define as the discount rate that makes the net present value of all future cash flow equal to zero;

- "Liquids-Focused Public Peers" refers to the public companies with the following ticker symbols: FANG, DVN, CTRA, OVV, PR, CIVI, MTDR, SM, VTLE, REI, CHRD, MGY, MUR, CRC, NOG, and BRY;

- "field" means an area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations;

- "formation" means a layer of rock which has distinct characteristics that differs from nearby rock;

- "gas" means natural gas;

- "gross" means "gross" natural gas and oil wells or "gross" acres equal to the total number of wells or acres in which we have a working interest;

- "HBP" means held-by-production;

- "hedging" means the use of derivative commodity and interest rate instruments to reduce financial exposure to commodity price and interest rate volatility;

- "held-by-storage" means leasehold held through a declared storage field, injection well, or simply held by storage rights;

- "Henry Hub" means the distribution hub on the natural gas pipeline system in Erath, Louisiana, owned by Sabine Pipe Line LLC;

- "horizontal drilling" means drilling that ultimately is horizontal or near horizontal to increase the length of the wellbore penetrating the target formation;

- "horizontal wells" means wells that are drilled horizontal or near horizontal to increase the length of the wellbore penetrating the target formation;

- "IP 30" means the cumulative production generated by a well over the first thirty producing days divided by thirty;

- "IP 90" means the cumulative production generated by a well over the first ninety producing days divided by ninety; for the month in which the 90th producing day occurs, an average daily production is used for any remaining days in that month to get to ninety producing days;

- "LNG" means liquified natural gas;

- "lower 48" means the continental United States, excluding Alaska and Hawaii;

- "MBoe" means one thousand barrels of oil equivalent;

- "MBoe/d" means one thousand barrels of oil equivalent per day;

- "Mcf" means one standard thousand cubic feet of natural gas;

- "Mcfe" means one standard thousand cubic feet of natural gas equivalent;

- "MMBoe" means one million barrels of oil equivalent;

- "MMBbl" means one million barrels of crude oil, condensate or NGLs;

- "MMBtu" means one million British thermal units;

- "MMBtu/d" means one MMBtu per day;

- "MMcf" means one million standard cubic feet of natural gas;

- "MMcf/d" means one million standard cubic feet of natural gas per day;

- "natural gas liquids" or "NGLs" means hydrocarbons—in the same family of molecules as natural gas and crude oil, composed exclusively of carbon and hydrogen. Ethane, propane, butane, isobutane, and pentane are all NGLs;

- "netbacks" means the total revenues generated from a well less the cash operating expenses incurred by the well;

- "net acres" means the percentage of total acres an owner owns or has leased out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres;

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and other referenced documents before making an investment decision, including the sections titled "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the related notes to those financial statements contained elsewhere in this prospectus.

Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters' option to purchase additional shares of our common stock is not exercised. Unless otherwise indicated, the estimated reserve information presented in this prospectus was prepared by our independent reserve engineer as of December 31, 2023 based on the U.S. Securities and Exchange Commission's (the "SEC") reserve pricing rule as more fully described in "—Reserve and Operating Data," and is presented as of the dates and for the periods indicated. References in this prospectus to "INR," the "Company," "we," "us," "our" and like terms are to Infinity Natural Resources, Inc., a Delaware corporation, and its wholly owned subsidiaries, unless the context otherwise requires or we otherwise state. Certain operational terms used in this prospectus are defined in the "Commonly Used Defined Terms" and "Glossary of Oil and Natural Gas Terms."

Our Company

We are a growth oriented, free cash flow generating, independent energy company focused on the acquisition, development, and production of hydrocarbons in the Appalachian Basin. We are focused on creating shareholder value through the identification and disciplined development of low-risk, highly economic oil and natural gas assets while maintaining a strong and flexible balance sheet. Additionally, we have proven our ability to grow our acreage position through organic leasing efforts and accretive acquisitions. We are an early mover into the core of the Utica Shale's volatile oil window in eastern Ohio as well as the emerging dry gas Utica Shale in southwestern Pennsylvania. Our Marcellus Shale development overlays our deep dry gas Utica assets in Pennsylvania, providing highly economic stacked development inventory that leverages the same company-owned midstream infrastructure. We have amassed approximately 93,000 net surface acres with exposure to the core of these plays providing us a unique and balanced portfolio of high-return oil and natural gas drilling locations. This balance allows us to optimize our development plan across our portfolio to capitalize on changes in commodity pricing over time.

We believe our technical and managerial expertise allow us to execute our strategies and deliver industry leading results. Our expertise is bolstered by the continuity of our core team, which has worked together for a decade. Since our initial acquisition in southwestern Pennsylvania in March 2018, we have drilled 47 wells and increased our operated horizontal well count from 2 to 131 with an additional two PDNP wells and seven DUCs, as of December 31, 2024. In total, we have increased our net daily production from virtually zero at the beginning of 2021 to 25 Mboe/d (29% oil and 49% liquids) for the quarter ended September 30, 2024. Since quarter end, we have placed an additional seven operated Ohio Utica wells into sales representing approximately 96,000 lateral feet.

The following chart shows our average net daily production by area for each quarter since bringing our first horizontal wells online in January 2021:



	Q1' 21	Q2' 21	Q3' 21	Q4' 21	Q1' 22	Q2' 22	Q3' 22	Q4' 22	Q1' 23	Q2' 23	Q3' 23	Q4' 23	Q1' 24	Q2 '24	Q3 '24
% Oil	0%	4%	9%	16%	18%	14%	24%	21%	14%	16%	11%	24%	21%	29%	29%
% Liquids	0%	4%	31%	38%	37%	33%	46%	42%	28%	33%	27%	41%	40%	48%	49%

As of December 31, 2023, our total estimated proved reserves were 141,587 MBoe with 48% proved developed and 22% oil, 18% NGLs and 60% natural gas. As of December 31, 2024, our total drilling inventory consisted of 333 gross horizontal drilling locations (73 proved locations and 260 unproved locations), two PDNP wells and seven DUCs. Our drilling inventory represents 4.6 million lateral feet, implying 19 years of inventory at our current drilling pace of approximately 18 wells per year. Approximately 85% of our acreage is HBP, held by operations or held-by-storage, meaning we maintain development flexibility and have limited obligations to access our current inventory.

The following table provides a summary of our approximate net acreage, gross drilling locations, net producing wells and lateral footage as of December 31, 2024 separated by shale (including acreage prospective for dual-zone development):

	As of December 31, 2024					
	Net Horizon Acres[1]	Operated Producing Wells (#)	Operated Lateral Footage (in thousands)	Development Drilling Locations (#)	Development Lateral Footage (in thousands)	Development Average Well Lateral Length
Utica Shale Oil (OH)	62,702	118	954	158[3]	2,109	13,349'
Marcellus Shale Dry Gas (PA)[2]	30,305	13	126	118[4]	1,715	14,532'
Utica Shale Deep Dry Gas (PA)[2] . . .	30,029	—	—	66	594	9,000'[5]

(1) Does not include 12,605 net acres located in the Marcellus Shale in Ohio that is not part of our development plan.
(2) The acreage in this table reflects net horizon acres. Substantially all of our surface acreage in Pennsylvania is prospective for both the Utica and Marcellus Shales for dual-zone development. As a result, most of our net surface acres represent one horizon acre for the Utica Shale and one horizon acre for the Marcellus Shale. Our total net surface acreage irrespective of dual-zone development was 93,127 net acres and our total horizon acres were 123,036. See "Business—Our Operations—Acreage as of December 31, 2023" for information regarding our undeveloped and developed surface acreage.
(3) Includes two PDNP wells and two DUCs.
(4) Includes five DUCs.
(5) Utica Shale Deep Dry Gas (PA) land picture supports 14,000+ foot laterals.

Our oil volumes provide us with a unique advantage compared with many of our Appalachian Basin peers. Since our initial entry into the Utica Shale's volatile oil window in April 2021, we have increased our oil production from less than approximately 300 Bbls/d to approximately 7,110 Bbls/d for the quarter ended September 30, 2024. The increase in our oil volumes is due to a combination of strategic acquisitions and organic development of our assets by placing into sales 22 wells during that period. We have also placed an additional seven operated

Ohio Utica wells into sales (approximately 96,000 lateral feet) since quarter end. We believe that the oil component of our production provides greater revenue per Boe resulting in higher operating margins compared to our natural gas focused public peers in the Appalachian Basin.

The following chart shows our average net daily oil production for each quarter by county in Ohio since April 2021:



Our Properties

Utica Shale Oil – Ohio

Given recent strength in the price of oil, our current activities are focused on developing our Ohio properties which are centered in the volatile oil window of the Utica Shale. Early commercial development of the Ohio Utica began principally in 2011 and has delineated bands of black oil, volatile oil, rich gas, and dry gas. Since 2019 through December 19, 2024, 322 wells have been drilled in the play, delineating the core of the play located in Carroll, Tuscarawas, Harrison, Guernsey, Noble, Muskingum and Morgan counties. Since January 2021 through September 2024, there have been 208 wells drilled that have been producing for over 90 days with an average IP 90 of 930 barrels of oil per day normalized to a 15,000' lateral making the volatile oil window one of the leading oil resource plays in the lower 48 (compared to an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral for our drilled Ohio Utica wells). When combined with the play's low operating costs, low water production and low drilling costs, the Utica's volatile oil window maintains one of the lowest breakeven costs amongst all oil resource plays in the United States.

We first acquired our properties in the volatile oil window of the Utica Shale in Ohio in April 2021 through our Carroll County Acquisition. Since that time, we have acquired 3,715 additional acres in Carroll County in close proximity to our existing assets through our organic leasing efforts that have added or extended 25 operated locations. In October 2023, we acquired assets from Utica Resource Ventures and PEO Ohio, including approximately 39,185 net acres, further expanding our operations in the core of the play. Since our acquisition, we have drilled 14 wells on the acquired acreage, 11 of which have been turned into sales and another one of which is PDNP. In February 2024, we were awarded the nomination for approximately 5,705 net acres within Salt Fork State Park in Guernsey County Ohio, adding over 23 locations averaging over 15,500 lateral feet per well to our inventory. On October 4, 2024, we entered into a lease with Muskingum Watershed Conservancy

District for approximately 1,900 acres in Guernsey and Noble Counties, Ohio, representing 19 new or enhanced (which includes increased working interest or longer lateral length) drilling locations. Our understanding of geology, technical expertise and local presence gave us early insight into the quality of the play which led us to amass approximately 62,000 net surface acres with 154 identified horizontal drilling locations, two PDNP wells and two DUCs representing over 2 million lateral feet and nine years of drilling inventory based on our current one-rig program. We intend to operate 100% of our future drilling locations. As of December 31, 2024, we have 118 operated producing wells, two PDNP wells and two DUCs. Approximately 40,000 of our net surface acres in the Utica Shale in Ohio are located in Guernsey and Carroll counties of eastern Ohio, which, according to Enverus, have demonstrated among the highest oil production in the volatile oil window and are competitive with some of the best oil producing counties in the lower 48.

The following chart shows the average first 12-months production in MBbls for wells drilled in the volatile oil window of Ohio compared to the top oil producing counties in the lower 48:



Source: Enverus.

Our management team has developed efficiencies and adopted procedures to enhance well performance and economics for the volatile oil window. Initial entrants did not have the benefit of current directional drilling technology or modern rig specifications to increase lateral lengths and ensure lateral placement in a progressively refined window. Early completions designs were sub-optimal and many operators used linear and cross linked gel that damaged the formation and reduced permeability which adversely impacted production rates. Our designs utilize enhanced completion fluids that allow for the placement of large proppant loads without reducing fracture permeability, which has resulted in some of the most productive development in the history of the play.

Successful implementation of these measures has resulted in leading well performance relative to that of other major operators[1] in Carroll County since 2021 through October 2024 as seen in the chart below.



(1) Represents all INR drilled Carroll County wells.
(2) Peers include EOG Resources, Inc. ("EOG") and Encino Energy LLC ("Encino").
(3) Represents the average cumulative production of the wells drilled on each respective pad.
Source: Enverus.

Marcellus Shale Dry Gas and Utica Deep Dry Gas – Pennsylvania

Our Pennsylvania properties, which we initially acquired in March 2018, are predominately located to the northeast of Pittsburgh in Westmoreland, Armstrong and Indiana counties. We have expanded our leasehold position through a series of subsequent acquisitions and today have approximately 31,000 net surface acres with exposure to both Marcellus and Utica Shales and operate 13 producing horizontal wells and five DUCs. We maintain an inventory of 113 and 66 undeveloped Marcellus and Utica locations in Pennsylvania, respectively, representing approximately a decade of drilling inventory based on a one-rig drilling program. We intend to operate 100% of our future drilling locations and over 98% of our acreage is HBP or held-by-storage.

Marcellus Shale Dry Gas

Development of the Marcellus Shale initially began in the historic core in Washington and Greene counties in Pennsylvania. Outside that area, the acreage ownership remained fragmented, which resulted in slower upstream and midstream development despite attractive geology. Today, we have the opportunity to apply modern technology to this area of historic underdevelopment and generate not only attractive return potential, but also operational flexibility. We have drilled and completed 18 and 13 horizontal wells, respectively, in our Pennsylvania acreage with a 100% success rate. We have approximately 113 identified highly economic locations and five DUCs, which our independent reserve engineer has estimated have an EUR of 1.7 Bcf per 1,000 feet, and our returns are bolstered by our wholly owned midstream system. We currently own a gathering system and therefore are not subject to onerous takeaway contracts that burden the results of some of our Marcellus peers.

Utica Deep Dry Gas

Our Pennsylvania acreage overlays the dry gas Utica Shale providing 66 highly prospective locations, which our independent reserve engineer has estimated has an EUR of 3.0 Bcf per 1,000 feet. Development of the southwestern Pennsylvania deep dry gas Utica continues to emerge and show attractive commercial characteristics. Utica development in our vicinity began in 2015 when CNX Resources Corp. ("CNX") turned into sales the Gaut 4HU well, which had a 24-hr IP rate of 61.4 MMcf/d and has produced 14.4 Bcf since July 2015. Since 2015, the industry has drilled twelve deep dry gas Utica wells in Westmoreland and Armstrong counties with another twelve wells currently in various stages of development all near our leasehold position. CNX recently drilled two wells (Bell Point 6NHSU and 6OHSU) with an average of 14,600 lateral feet per well approximately seven miles from our acreage position. We have 66 identified drilling locations in this area, and our land picture supports lateral lengths of 12,500 to 14,000+ feet. Moreover, the industry has shown an ability to develop offset locations to initial development by repeatedly returning to pad locations to drill. Industry advancement has led to a broader understanding of the technical drilling, targeted depths, completion designs, and production profiles associated with the Utica. These wells are characterized by maintaining a high level of initial gas production ranging between 20 MMcf/d to 30 MMcf/d of natural gas for an extended period of 15 to 20 months prior to initial decline. While early in its development, operators' recent return to pad drilling further underscores the industry's transition away from exploration to managed development highlighting the deliverability of results. The well performance makes the deep dry gas Utica in southwestern Pennsylvania an exciting emerging natural gas resource opportunity.

Since 2015, cumulative dry gas production from Utica development has shown relatively flat production declines during the initial period of production as seen in the chart below.[1]



(1) Gray lines represent recent Utica Dry Gas wells normalized to 9,000' lateral: Aikens 5 S5JHSUT, Aikens 5 5MHSUT, Bell Point 6PHSU, Gaut 4IHSU, Poseidon 4U, Shaw 1DHSU, Shaw 1HHSU, Bell Point BP6NHSU, Bell Point BP6OHSU, Athena 4U and Athena 6U.

drilling and completion costs and providing economies of scale to allow us to better leverage our infrastructure. Further, given that we will be implementing an "Up-C" structure in connection with this offering, we will have the option in the future to offer acquisition targets equity in INR Holdings that can be exchanged for our Class A common stock (or cash of equivalent value) and offer a tax deferral mechanism, increasing the financial attractiveness of our platform to potential targets.

- **Steward the health and safety of our employees and the environment, while taking an active role in our local community.** We are dedicated to responsible energy development guided by our core values of environmental stewardship, safety and community engagement. While maintaining our commitment to our values, we actively seek business partners who share that commitment and will amplify our ability to achieve our goals. We use a top-down approach to provide resources and ensure our employees and partners are equipped to work in a safe environment. In 2023, our internal total recordable incident rate remained at 0.0 and our contractor blended rate was 1.6 with over 450,000 logged man-hours. We take pride in selectively choosing business partners with similar core values to help us achieve our goals. In addition to prioritizing high environmental standards and safe operations, we are committed to enriching the areas where we operate. We work diligently to make a strong economic impact in our communities and routinely volunteer both our time and resources to make a difference. Since our inception in 2017, we have partnered with 20 organizations in the region and have formed a community advisory panel to help actively expand our engagement within the area. Focusing on unconventional plays, we prioritize sustainable economic growth by producing natural resources responsibly. We invest considerable time and capital into accurately measuring and reducing production-related emissions like CO_2 and methane. Through innovative facility design and state of the art technology, we achieved a 51.9% reduction in CO_2e per MMBoe from 16,217.3 mT CO_2e/MMBoe in 2022 to 7,804 mT CO_2e/MMBoe in 2023, while methane intensity dropped from 0.14% to 0.076% of production between 2022 and 2023. Along with our environmental initiatives, we have established a culture which prioritizes safety.

Competitive Strengths

We have a number of strengths that we believe will help us successfully execute our business strategy, including:

- **Disciplined operator with industry-leading costs and well performance.** We profitably develop our drilling inventory by optimizing our well performance while also minimizing costs. Our leading well performance is driven by our high reservoir quality, technical expertise and unique acreage positions that allow for extended laterals. We have drilled 48 horizontal wells and participated in 19 non-operated wells since 2021 across our properties. Our proven approach is rooted in our ability to target well placement within the most productive layer of the reservoir for miles, routinely staying "in-zone" for the duration of the lateral. Further, we thoughtfully engineer the completion design for each well to place the ideal amount and type of proppant throughout the wellbore. The combination of these two practices contributes to higher recoveries per well. Our per unit development costs are improved by the economies of scale generated when consistently drilling long laterals, routinely exceeding 14,500 lateral feet, drilling these wells in multi-well deployments and building pads that allow for multiple drilling projects. Our Ohio Utica wells have an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral. Further, we maintain low operating expenses and successfully navigate various commodity cycles by minimizing term acreage and long-term midstream and services commitments. We own and operate our gathering system in our Pennsylvania assets, which reduces our total midstream costs. These factors underpin our preference for operated positions in which we can control development techniques and capital allocation decisions. As a result, our Capital Efficiency Ratio was 3.0x for 2023, versus 1.0x for our Appalachia-Focused Public Peers and 2.0x for our Liquids-Focused Public Peers.

- **Expansive portfolio of low-risk and high-return oil and natural gas inventory across multiple acreage positions.** Our operations target an expansive portfolio of low-risk, high-return development opportunities with exposure to oil, natural gas and NGLs. Our oil-weighted activities are focused on the development of the Utica Shale's volatile oil window in eastern Ohio. We operate 118 producing wells, two PDNP wells and two DUCs and have identified 154 additional drilling locations (greater than 2 million lateral feet) in the Ohio Utica Shale representing approximately nine years of repeatable development potential utilizing a one-rig development cadence as of December 31, 2024. Our natural gas activities are focused on the development of the dry gas Marcellus and dry gas Utica Shales in southwestern Pennsylvania. We currently operate 13 producing wells and five DUCs and maintain an inventory of approximately 179 drilling locations. We evaluate the risk-adjusted performance of our drilling results through two primary metrics: DROI and IRR. Applying both metrics in development decisions ensures that we are adequately balancing both the timing and amount of return of capital. Since 2021, we have drilled 32 wells and turned 28 wells into sales in the Utica volatile oil window, with an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral. When combined with our leading cost structure, oil and natural gas development opportunities both generate significant cash flow and attractive rates of return.

- **Balanced portfolio of oil and natural gas enables us to capitalize on commodity price volatility.** The attractive rates of return possible in both our oil and natural gas properties provide us with a competitive advantage versus our peers, enabling us to selectively develop areas with the highest expected rate of return based on the prevailing commodity price environment. Our drilling inventory is approximately 46% oil weighted and 54% natural gas weighted measured by gross operated locations with attractive DROIs across both our oil and natural gas assets allowing us to pivot drilling activity quickly to take advantage of commodity prices. Our exposure to high return, oil-weighted inventory is unique within the Appalachian Basin enhancing our operating margins and cash flows relative to our regional peers. Our high quality natural gas position offers dual zone co-development of the Marcellus and deep dry gas Utica allowing us to leverage our infrastructure lowering our operating costs relative to our peers. Our optionality to oscillate between high quality natural gas and oil opportunities allows us to high-grade our portfolio and maximize resultant cash flow for our investors.

- **Superior capital efficiency to support production growth with attractive free cash flow.** We believe our full-cycle ratio compares favorably versus other industry players, illustrating our superior capital efficiency. Our superior capital efficiency enabled us to reduce acquisition borrowings over time and improve leverage while growing production from 5 MBoe/d to 25 MBoe/d over the course of April 2021 to September 2024. Looking forward, maintaining this level of capital efficiency will allow us to continue to prudently grow our assets while preserving optionality to return value to stockholders, manage liquidity and pursue strategic opportunities in our focus areas. Historically, we have used this free cash flow to develop our assets, grow production and repay debt.

- **Conservatively capitalized balance sheet with strong liquidity profile.** Maintaining a strong balance sheet is a principal focus of ours and a differentiator that creates a competitive advantage relative to our peers. Since our founding in 2017, we have regularly maintained leverage of less than 1.0x while prioritizing repaying amounts borrowed in connection with acquisitions. We expect to have minimal debt outstanding upon the completion of this offering and intend to maintain modest debt loads in the near term for working capital purposes. We believe our conservative leverage and substantial liquidity provide us the financial flexibility to fund our planned capital expenditures, return value to stakeholders and pursue strategic acquisitions. To date, we have maintained a disciplined hedging program that aims to hedge at least 70% of anticipated production for the next 24 months. We have and will continue to hedge into near term development programs to lock in project returns. In addition to benchmark pricing, we also hedge basis due to the historic volatility of basis differentials within our operating areas as well as individual commodities across oil, natural gas and NGLs. As of December 19, 2024, we have entered into hedging contracts covering approximately 1.58 MMBbls (approximately 4,350 Bbls/d) of our oil production for 2025 at a weighted average swap price of $71.51 per Bbl, approximately 1.0 MMBbls (approximately 2,790 Bbls/d) of our NGL production for 2025 at a weighted average swap price of $28.95 per Bbl, and approximately 33,321,000 MMBtu (approximately 91,000 MMBtu/d) of our gas production for 2025 at a weighted average swap price of $3.49 per MMBtu.

- **Long track record of leveraging expertise and local presence to capture value through drill bit and mergers and acquisitions.** We believe our management team's experience in the Appalachian Basin and the continuity of our core team, which has worked together for over a decade, offers a distinguishing competitive advantage. Because of our local presence, we have extensive knowledge and deep relationships that enhance our ability to be a low-cost and highly productive operator and acquire assets at attractive valuations. We believe our local expertise has been a key contributor to our acquisition and leasing success, and we have earned a reputation as a partner of choice in the local community, which enhances our ability to compete for acreage. Our ability to quickly begin drilling on leased acreage has helped us manage our land costs and is a benefit to mineral owners. Additionally, we routinely increase our working interests in front of the drill bit to lengthen our wells and add incremental locations within and adjacent to our existing drilling units to leverage our existing infrastructure. Since our founding in 2017, we have completed 14 transactions across four distinct operated fields. Within each area, we have both improved performance of new wells by leveraging our drilling and completion techniques and optimized the legacy assets. Our local presence also helps to reduce service costs and improve availability. We believe that leveraging our strong and lasting relationships throughout the basin provides us with a unique and compelling competitive advantage that will yield positive returns for our stockholders.

Development Plan and Capital Budget

We are currently running a one-rig drilling program focused on the development of the Utica Shale's volatile oil window in eastern Ohio and the dry gas Marcellus Shale in southwestern Pennsylvania. We believe our portfolio consists of low-risk, high-return development opportunities that have been well delineated over the past decade and represent repeatable development potential. Our asset exposure to both oil and dry gas presents us with the flexibility to shift our drilling efforts between oil and natural gas opportunistically when commodity prices change.

We invested approximately $141.2 million in 2023 on development costs and estimate that we invested approximately $175 to $185 million (of which $108.9 million had been incurred as of September 30, 2024) on our operated development activities in 2024. We funded our 2024 capital development program from cash flow from operations. As of the date hereof, we are in the process of finalizing our operating results for the three months and year ended December 31, 2024, and they are preliminary and subject to change.

Our development plan and capital budget are based on management's current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties. The amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated commodity prices, the availability of necessary equipment, infrastructure, drilling rigs, labor and capital and related costs.

Highlights and Recent Developments

Recent Well Results

Since September 30, 2024, we have placed into sales seven additional operated Utica Ohio wells totaling approximately 96,000 lateral feet in Guernsey County. Four of those wells were on our Stillion-Beros pad that had an average IP 30 of 2,270 Boe/d (57% oil, 68% liquids), and two of those wells were on our Beros pad that had an estimated average IP 30 of   Boe/d (% oil,   % liquids) (in each case normalized to 15,000'). On January 13, 2025 we placed into sales one well from our Rubel pad. This information regarding recent well results is preliminary and subject to change.

Fourth Quarter Production

For the fourth quarter of 2024, our average daily production was estimated to be between 23 and 24 MBoe/d (approximately 29% oil, 49% liquids). As of the date hereof, we are in the process of finalizing our operating results for the three months ended December 31, 2024, and they are preliminary and subject to change.

Ohio Utica Acquisitions

On August 7, 2023, Wolf Run, our wholly-owned subsidiary, entered into a definitive purchase and sale agreement to acquire working interests in certain oil and gas assets from Utica Resource Ventures and PEO Ohio for $306 million, subject to customary purchase price adjustments. The transaction closed on October 4, 2023, for $279.0 million and was financed through a combination of $222.3 million that was raised from the issuance of equity to certain of our Existing Owners as well as borrowings of $56.7 million under our Prior Credit Facility.

As part of the transaction, we assumed control of approximately 39,185 net acres across Washington, Morgan, Noble and Guernsey counties in Ohio along with 54 producing horizontal wells, related surface equipment located on various pad locations and a deep inventory of premium drilling locations located within the volatile oil window of the Utica and Point Pleasant play in eastern Ohio.

Since these acquisitions, we have drilled 14 wells (totaling approximately 251,000 lateral feet) on the acquired acreage, 10 of which have been turned into sales and another two of which are PDNP.

Salt Fork State Park

On February 26, 2024, we were awarded approximately 5,705 net acres within Salt Fork State Park by the Ohio Oil and Gas Management Commission for $58.5 million or approximately $10,250 per acre. We closed on the acquisition of the parcels in July 2024.

Muskingum Watershed Lease

On October 4, 2024, we entered into a lease with Muskingum Watershed Conservancy District for approximately 1,900 acres in Guernsey and Noble Counties, Ohio. The acreage is contiguous with our existing acreage and represents 19 new or enhanced (which includes increased working interest or longer lateral length) drilling locations.

Credit Facility

On September 25, 2024, we entered into a new credit facility led by Citibank, N.A. The Credit Facility has a maximum facility size of $1.5 billion, an initial borrowing base of $325.0 million and available capacity of approximately $100.3 million as of September 30, 2024. The Credit Facility replaced our previously outstanding credit facility, which was terminated in connection with the refinancing. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Agreements—Credit Facility."

Corporate Reorganization

Infinity Natural Resources is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Infinity Natural Resources will be a holding company whose sole material asset will consist of membership interests in INR Holdings. INR Holdings will continue to own all of our operating subsidiaries. After the consummation of the transactions contemplated by this prospectus, Infinity Natural Resources will be the managing member of INR Holdings and will control and be responsible for all operational, management and administrative decisions relating to INR Holdings' business and will consolidate the financial results of INR Holdings and its subsidiaries.

This offering is being conducted through what is commonly referred to as an "Up-C" structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure provides the Existing Owners of the Company with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from INR Holdings will not be subject to entity-level tax. The Up-C structure will also provide potential future tax benefits for both the public company and the Existing Owners when they ultimately exchange their pass-through interests for shares of Class A common stock, which is expected to result in tax basis adjustments in the assets of INR Holdings and produce favorable tax attributes for us. We are a holding company, and immediately after the consummation of the reorganization transactions as described herein and this offering, our principal asset will be our ownership interests in INR Holdings. See "Corporate Reorganization—Holding Company Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In connection with this offering: (a) the Existing Owners' LLC Interests (both capital interests and management incentive units) in INR Holdings will be recapitalized into a single class of units, the newly issued INR Units, with the INR Units to be allocated among the Existing Owners in accordance with the terms of the INR Holdings LLC Agreement and calculated using an implied valuation for INR Holdings based on the initial public offering price of our Class A common stock and (b) INR will contribute the net proceeds of this offering to INR Holdings in exchange for newly issued INR Units and a managing member interest in INR Holdings. Pursuant to the terms of the INR Holdings LLC Agreement, the INR Units to be issued to the Existing Owners in connection with the corporate reorganization will be calculated using an implied equity value of INR Holdings immediately prior to this offering, based on an initial public offering price of $19.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, and the current relative levels of ownership in INR Holdings with the allocation of such units among our existing equity holders to be determined based on the price established on the day of the pricing of our Class A common stock pursuant to this offering. After giving effect to these transactions and the offering contemplated by this prospectus, (a) INR will own an approximate 22.5% interest in INR Holdings (or 25.0% if the underwriters' option to purchase additional shares is exercised in full) and (b) the Existing Owners will own an approximate 77.5% interest in INR Holdings (or 75.0% if the underwriters' option to purchase additional shares is exercised in full).

Each share of Class B common stock of INR ("Class B common stock") will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of shares of Class A common stock of INR ("Class A common stock") and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

We will enter into a Tax Receivable Agreement with the Existing Owners. This agreement generally provides for the payment by INR to the Existing Owners of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that INR (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the INR board of directors) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (a) the tax basis increases resulting from the exchange of INR Units and the corresponding surrender of an equivalent number of shares of Class B common stock by the Existing Owners for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the INR Holdings LLC Agreement and (b) deductions arising from imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. INR will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" contains more information.

The following diagrams indicate our simplified current ownership structure and our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):

Simplified Current Ownership Structure



(1) Includes PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP, Pearl Energy Investments, L.P., PEI INR Co-Invest-B Corp, NGP XI US Holdings, L.P. and certain members of management and the board of directors.
(2) Includes INR Ohio, INR Midstream, Block Island, INR Operating and Cheat Mountain.



Simplified Ownership Structure After Giving Effect to this Offering

Existing Owners[1]

Public Stockholders

100% Class B Common Stock
77.5% Voting Power
45,638,889 Class B Shares

100% Class A Common Stock
22.5% Voting Power
13,250,000 Class A Shares

77.5% INR Units
45,638,889 INR Units

Infinity Natural Resources, Inc. (NYSE: INR)
Delaware corporation

22.5% INR Units
13,250,000 INR Units

Infinity Natural Resources, LLC
Delaware limited liability company

100%

Operating Subsidiaries[2]

(1) Includes PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP, Pearl Energy Investments, L.P., PEI INR Co-Invest-B Corp and NGP XI US Holdings, L.P., members of management and certain other individuals.
(2) Includes INR Ohio, INR Midstream, Block Island, INR Operating and Cheat Mountain.

Our Principal Stockholders

Following the completion of this offering, Pearl will in the aggregate own 29,012,146 shares of Class B common stock, representing 49.3% of our outstanding capital stock and approximately 49.3% of the voting power of the Company (47.7% if the underwriters' option to purchase additional shares is exercised in full), and NGP will in the aggregate own 9,670,576 shares of Class B common stock, representing 16.4% of our outstanding capital stock and approximately 16.4% of the voting power of the Company (15.9% if the underwriters' option to purchase additional shares is exercised in full).

Class A common stock offered by us	13,250,000 shares (or 15,237,500 shares, if the underwriters exercise in full their option to purchase additional shares).
Class A common stock to be outstanding after the offering	13,250,000 shares (or 15,237,500 shares, if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,987,500 additional shares of our Class A common stock.
Class B common stock to be outstanding immediately after completion of this offering	45,638,889 shares, or one share for each INR Unit held by the INR Unit Holders immediately following this offering. Class B shares are non-economic. When an INR Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be surrendered.
Use of proceeds	We expect to receive approximately $232.4 million of net proceeds from the sale of the Class A common stock offered by us (or approximately $268.8 million, if the underwriters exercise in full their option to purchase additional shares) based upon the assumed public offering price of $19.50 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 change in the assumed initial public offering price of $19.50 per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change, respectively, by $12.5 million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. We intend to contribute all of the net proceeds from this offering to INR Holdings in exchange for INR Units. We intend to use the net proceeds from this offering to repay certain outstanding indebtedness and for general corporate purposes. "Use of Proceeds" contains additional information regarding our intended use of proceeds from this offering.
Conflicts of Interest	Because affiliates of Citigroup Global Markets Inc. ("Citigroup"), RBC Capital Markets, LLC ("RBC"), BofA Securities, Inc. ("BofA"), BOK Financial Securities, Inc. ("BOK"), Capital One Securities, Inc. ("Capital One"), Truist Securities, Inc. ("Truist"), Comerica Securities, Inc. ("Comerica"), First Citizens Capital Securities, LLC ("First Citizens") and KeyBanc Capital Markets Inc. ("KeyBanc") are lenders under our Credit Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Credit Facility, Citigroup, RBC, BofA, BOK, Capital One, Truist, Comerica, First Citizens and KeyBanc, underwriters in this offering, are deemed to have a "conflict of interest" under Rule 5121

("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in compliance with the requirements of Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Raymond James & Associates, Inc. ("Raymond James") has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Raymond James will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Raymond James against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)" for additional information.

Voting Power of Class A common stock after giving effect to this offering	22.5% (or 100% if all outstanding INR Units held by the INR Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis).
Voting Power of Class B common stock after giving effect to this offering	77.5% (or 0% if all outstanding INR Units held by the INR Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights	The Existing Owners will hold all of the outstanding shares of our Class B common stock. Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. After giving effect to the shares issued pursuant to this offering, the Existing Owners will hold in the aggregate 0% of the outstanding shares of our Class A common stock. The Class A common stock will be voting stock and entitle each holder to one vote per share of Class A common stock. "Description of Capital Stock" contains more information.
Dividend policy	Following the completion of this offering, our board of directors may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy. "Dividend Policy" contains more information.
Listing and trading symbol	We intend to list our Class A common stock on the NYSE under the symbol "INR."

Exchange rights of INR Unit Holders	In connection with the completion of this offering, we will adopt the INR Holdings LLC Agreement so that the Existing Owners may (subject to the terms of the INR Holdings LLC Agreement) exchange their INR Units, along with surrendering a corresponding number of shares of our Class B common stock, for shares of Class A common stock of INR on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our option, an equivalent amount of cash (the "Exchange Right").
Directed Share Program	At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price to certain individuals through a directed share program, including our directors, officers, employees and other individuals we identify. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See "Underwriting (Conflicts of Interest)—Directed Share Program."
Tax receivable agreement	Future exchanges of INR Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of INR Holdings. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with the Existing Owners. This agreement generally provides for the payment by INR to the Existing Owners, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that INR (a) actually realizes with respect to taxable periods ending after this Offering or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the INR board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of INR Units and the corresponding surrender of an equivalent number of shares of Class B common stock by an Existing Owner, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the INR Holdings LLC Agreement and (ii) deductions arising from imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax

Receivable Agreement. INR will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" contains more information.

Unless indicated otherwise, information regarding outstanding shares of our Class A common stock does not include 5,888,889 shares of Class A common stock reserved for issuance pursuant to our omnibus incentive plan that we intend to adopt in connection with the completion of this offering or the grants of equity awards to certain of our directors, officers and employees upon consummation of this offering. See "Executive Compensation" for more information.

- We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

- Continuing or worsening inflationary pressures and associated changes in monetary policy may result in increases to the cost of our goods, services, and personnel, which in turn could cause our capital expenditures and operating costs to rise.

- We are not the operator of all of our oil and natural gas properties and therefore are not in a position to control the timing of development efforts, the associated costs or the rate of production of the reserves on such properties.

- We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

- Competition in our industry is intense, making it more difficult for us to acquire properties, market oil, natural gas and NGLs, secure trained personnel and raise additional capital.

- As a private company, we have not been required to document and test our internal controls over financial reporting, nor has our management been required to certify the effectiveness of our internal controls, and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.

Risks Related to Our Derivative Transactions, Debt and Access to Capital

- Our derivative activities could result in financial losses or could reduce our earnings.

- Our ability to obtain financing on terms acceptable to us may be limited in the future by, among other things, increases in interest rates.

Risks Related to this Offering, Our Class A Common Stock and Capital Structure

- We are a holding company. Our sole material asset after completion of this offering will be our equity interest in INR Holdings and we are accordingly dependent upon distributions from INR Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

- Pearl and NGP will collectively hold a substantial majority of our capital stock and voting power.

- Investors in this offering will experience immediate and substantial dilution of $6.63 per share.

- For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosure about our executive compensation, that apply to other public companies.

- We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

- In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

Risks Related to Environmental and Regulatory Matters

- Our operations are subject to stringent environmental, health and safety laws and regulations that may expose us to significant costs and liabilities that could exceed current expectations.

Summary Historical and Unaudited Pro Forma Financial Information

The following table shows summary historical financial information of the Company's accounting predecessor, INR Holdings, and summary unaudited pro forma financial information as of the dates indicated and for the periods ended herein.

The summary historical financial information as of September 30, 2024, and for the nine months ended September 30, 2024 and 2023, and for the years ended December 31, 2023 and 2022, were derived from the unaudited and audited historical consolidated financial statements of INR Holdings included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated balance sheet and statement of operations data as of and for the nine months ended September 30, 2024, respectively, and the summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2023, has been prepared to give pro forma effect to (i) the reorganization transactions described elsewhere in this prospectus under "Corporate Reorganization," and (ii) this offering and the application of the net proceeds from this offering as described elsewhere in this prospectus under "Use of Proceeds," as if each had been completed on September 30, 2024, for purposes of the unaudited pro forma condensed consolidated balance sheet and January 1, 2023, for purposes of the unaudited pro forma condensed consolidated statements of operations.

The summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2023, has been prepared to also give pro forma effect to the Utica Resource Acquisition and the PEO Ohio Acquisition, as if the Utica Resource Acquisition and the PEO Ohio Acquisition each had been completed on January 1, 2023. As the Utica Resource Acquisition and the PEO Ohio Acquisition each closed on October 4, 2023, the consolidated balance sheet of INR Holdings as of December 31, 2023, includes the assets acquired.

This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the above mentioned transactions been consummated on the date indicated, and does not purport to be indicative of our financial position or results of operations as of any future date or for any future period.

"Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," the unaudited pro forma condensed consolidated financial statements, and the historical financial statements included elsewhere in this prospectus contain additional information to be read in conjunction with the following information.

	Predecessor Historical				Pro Forma	
	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,		As of and for the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
	2024	2023	2023	2022		
	(in thousands, except share and per share data)					
Statements of Operations Information:						
Revenues:						
Oil, natural gas, and natural gas liquids sales	$ 188,877	$ 88,301	$ 159,532	$142,600	$ 188,877	$ 260,355
Midstream activities	1,032	1,672	2,198	555	1,032	2,198
Total revenues	189,909	89,973	161,730	143,155	189,909	262,553

	Predecessor Historical				Pro Forma	
	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,		As of and for the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
	2024	2023	2023	2022		
	(in thousands, except share and per share data)					
Operating Expenses:						
Gathering, processing, and transportation	37,852	18,378	31,097	15,673	37,852	42,628
Lease operating	20,715	10,808	18,371	8,256	20,715	24,939
Production and ad valorem taxes	1,264	396	886	719	1,264	1,880
Depreciation, depletion, and amortization	56,344	29,289	53,796	18,336	56,344	89,899
General and administrative ...	8,268	3,472	4,885	4,712	8,268	131,164
Total operating expenses	124,443	62,343	109,035	47,696	124,443	290,510
Operating income	65,466	27,630	52,695	95,459	65,466	(27,957)
Operating income (expense):						
Interest, net	(16,263)	(6,968)	(11,910)	(2,574)	(422)	(574)
(Loss) gain on derivative instruments	6,397	5,220	45,322	(24,820)	6,397	46,477
Other (loss) income	(797)	562	565	64	(797)	1,209
Income before income taxes	54,803	26,444	86,672	68,129	70,644	19,155
Income tax provision	—	—	—	—	3,548	962
Net income	$ 54,803	$ 26,444	$ 86,672	$ 68,129	$ 67,096	$ 18,193
Net income attributable to non-controlling interests					51,999	14,100
Net income attributable to Infinity Natural Resources					$ 15,097	$ 4,093
Pro forma net income per share of Class A common stock - basic and diluted					$ 1.14	$ 0.31
Weighted-average shares of Class A common stock outstanding - basic					13,250,000	13,250,000
Incremental shares of Class A common stock attributable to dilutive instruments					45,805,556	45,722,223
Weighted average of shares of Class A common stock outstanding - diluted					59,055,556	58,972,223
Balance Sheet Information:						
Cash and cash equivalents	$ 1,565		$ 1,504	$ 739	$ 16,868	
Oil and gas properties, net – full cost	$ 709,320		$ 575,560	$207,595	$ 709,320	
Total assets	$ 825,375		$ 688,509	$266,705	$ 844,814	
Total debt	$ 224,930		$ 171,241	$ 58,148	$ 184	
Total members' / stockholders' equity[1]	$ 513,759		$ 458,456	$149,506	$ 170,537	

	Predecessor Historical				Pro Forma	
	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,		As of and for the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
	2024	2023	2023	2022		
	(in thousands, except share and per share data)					
Non-controlling interests	$ —		$ —	$ —	$ 587,407	
Total equity[(2)]	$ 513,759		$ 458,456	$149,506	$ 757,944	
Statements of Cash Flows Information:						
Net cash provided by operating activities	$ 147,566	$ 73,293	$ 106,475	$ 64,976		
Net cash used in investing activities	$(194,755)	$(142,755)	$(436,686)	$ (95,661)		
Net cash provided by financing activities	$ 47,250	$ 92,615	$ 330,976	$ 28,997		
Other Financial Information:						
Adjusted EBITDAX[(3)]	$ 149,539	$ 70,958	$ 126,494	$ 75,971	$ 149,539	$ 206,859

(1) Total members' equity as of September 30, 2024, December 31, 2023, and December 31, 2022 represents the historical members' equity of INR Holdings, while the pro forma stockholders' equity as of September 30, 2024 represents the pro forma stockholders' equity of the Company subsequent to the corporate reorganization and offering transactions described herein.

(2) Pro forma total equity as of September 30, 2024, includes $587.4 million of non-controlling interests.

(3) Adjusted EBITDAX is not a financial measure calculated in accordance with U.S. GAAP. We believe this measure provides important perspective regarding our operating results and liquidity, as applicable. "—Non-GAAP Financial Measures" contains a description of this measure and a reconciliation to the most directly comparable U.S. GAAP measure.

Non-GAAP Financial Measures

Adjusted EBITDAX

We define Adjusted EBITDAX as net income plus interest expense, net, income tax expense, depreciation, depletion, and amortization, unrealized gain (loss) on derivative instruments, net cash settlements received (paid) on derivatives, non-cash interest expense (amortization) and non-cash G&A. We believe Adjusted EBITDAX is useful because it makes for an easier comparison of our operating performance, without regard to our financing methods, corporate form or capital structure. We determined our adjustments from net income to arrive at Adjusted EBITDAX to reflect the substantial variance in practice from company to company within our industry depending upon accounting methods and book values of assets, capital structures, and the method by which the assets were acquired. Adjusted EBITDAX should not be considered more meaningful than or as an alternative to net income determined in accordance with U.S. GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX may differ from and may not be comparable to similarly titled measures of other companies.

The following table provides a reconciliation of our net income, the most directly comparable financial measure presented in accordance with U.S. GAAP, to Adjusted EBITDAX for the periods presented herein:

	Predecessor		Predecessor Historical		Pro Forma	
	For the Nine Months Ended September 30,		For the Year Ended December 31,		For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
	2024	2023	2023	2022		
	(in thousands)					
Net income	$ 54,803	$26,444	$ 86,672	$ 68,129	$ 67,096	$ 18,193
Interest expense, net	16,263	6,968	11,910	2,574	422	574
Income tax expense . .	—	—	—	—	3,548	962
Depreciation, depletion, and amortization	56,344	29,289	53,796	18,336	56,344	89,899
Net (gain) loss on derivative instruments	(6,397)	(5,220)	(45,322)	24,820	(6,397)	(45,322)
Net cash settlements received (paid) on derivatives	27,755	13,477	19,438	(37,888)	27,755	19,438
Non-cash G&A	771	—	—	—	771	123,115
Adjusted EBITDAX	$149,539	$70,958	$126,494	$ 75,971	$149,539	$206,859

PV-10

Certain of our oil and natural gas reserve disclosures included in this prospectus are presented on a PV-10 basis. PV-10 is a non-GAAP financial measure and represents the estimated present value of the future cash flows less future development and production costs from our proved reserves before income taxes discounted using a 10% discount rate. PV-10 of proved reserves generally differs from the standardized measure of discounted future net cash flows from production of proved oil and natural gas reserves (the "Standardized Measure"), the most directly comparable GAAP financial measure, because it does not include the effects of future income taxes, as is required under GAAP in computing the Standardized Measure. However, our PV-10 for proved reserves using SEC pricing and the Standardized Measure of proved reserves are equivalent because we were not subject to entity level taxation. Accordingly, no provision for federal or state income taxes has been provided in the Standardized Measure because taxable income is passed through to our unitholders.

We believe that the presentation of a pre-tax PV-10 value provides relevant and useful information because it is widely used by investors and analysts as a basis for comparing the relative size and value of our proved reserves to other oil and natural gas companies. Because many factors that are unique to each individual company may impact the amount and timing of future income taxes, the use of PV-10 value provides greater comparability when evaluating oil and natural gas companies. The PV-10 value is not a measure of financial or operating performance under GAAP, nor is it intended to represent the current market value of proved oil and gas reserves. However, the definition of PV-10 value as defined above may differ significantly from the definitions used by other companies to compute similar measures. As a result, the PV-10 value as defined may not be comparable to similar measures provided by other companies.

Investors should be cautioned that neither PV-10 nor Standardized Measure of proved reserves represents an estimate of the fair market value of our proved reserves. We and others in the industry use PV-10 as a measure to compare the relative size and value of estimated reserves held by companies without regard to the specific tax characteristics of such entities.

activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be materially and adversely affected.

The development of our estimated PDNPs and PUDs may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PDNPs and PUDs may not be ultimately developed or produced.

As of December 31, 2023, approximately 52% of our total estimated proved reserves were classified as proved undeveloped under SEC pricing. Development of these PUDs may take longer and require higher levels of capital expenditures than we currently anticipate. Estimated future development costs relating to the development of our PDNPs and PUDs at December 31, 2023 are approximately $530 million over the next five years. We plan to fund our capital development program primarily through cash flow from our operations. Our ability to fund these expenditures is subject to a number of risks. See "—Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain any required capital or financing on satisfactory terms, which could lead to a decline in our production and reserves." Delays in the development of our reserves, increases in costs to drill and develop such reserves or decreases in commodity prices will reduce the PV-10 value of our estimated PUDs and future net cash flows estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify some of our PUDs as unproved reserves. Furthermore, there is no certainty that we will be able to convert our PUDs to developed reserves or that our undeveloped reserves will be economically viable or technically feasible to produce.

Further, SEC rules require that, subject to limited exceptions, PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional PUDs as we pursue our drilling program. As a result, we may be required to reclassify certain of our PUDs if we do not drill those wells within the required five-year timeframe.

Our undeveloped acreage must be drilled before lease expiration to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Leases on oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, a well is drilled and production of hydrocarbons in paying quantities is established. In addition, many of our oil and natural gas leases require us to drill wells that are commercially productive, and if we are unsuccessful in drilling such wells, we could lose our rights under such leases. Although approximately 85% of our acreage is HBP, held by operations or held-by-storage as of September 30, 2024, the remaining acreage is subject to expiration over future years. Of the remaining 15% of our acreage not HBP, approximately 4% will be subject to expiration in 2025, 2% in 2026 and approximately 93% thereafter, although a portion of our leases generally grant us the right to extend these leases for an additional three or five-year period. Although we seek to actively manage our undeveloped properties, our drilling plans for these areas are subject to change based upon various factors, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints and regulatory approvals. Low commodity prices may cause us to delay our drilling plans and, as a result, lose our right to develop the related properties. The cost to renew expiring leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. If we are unable to fund renewals of expiring leases, we could lose portions of our acreage and our actual drilling activities may differ materially from our current expectations, which could adversely affect our business.

Risks Related to Our Operations

Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain any required capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

The oil and gas industry is capital-intensive. Although we expect to fund our capital budget primarily with cash flow from our operations, a number of factors could cause our cash flow to be less than we expect, including the results of our drilling and completion program. Moreover, our capital budgets are based on a number of assumptions, including drilling and completion costs, midstream service costs, commodity prices and drilling results, and are therefore subject to change. If our cash flows are less than we expect, we decide to pursue acquisitions or we change our capital budgets, we may be required to borrow under our Credit Facility or issue debt or equity securities to consummate such acquisitions or fund our drilling and completion program. The incurrence of additional indebtedness, either through borrowings under our Credit Facility, the issuance of debt securities or otherwise, would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund capital expenditures and acquisitions. The issuance of additional equity securities would be dilutive to our other stockholders. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things: commodity prices; actual drilling results; the availability and cost of drilling rigs and other services and equipment; the availability, cost and adequacy of midstream gathering, processing, compression and transportation infrastructure; and regulatory, technological and competitive developments.

Our cash flow from operations and access to capital are subject to a number of variables, including:

• the prices at which our production is sold;

• the amount of our proved reserves;

• the amount of hydrocarbons we are able to produce from existing wells;

• our ability to acquire, locate and produce new reserves;

• the amount of our operating expenses;

• cash settlements from our derivative activities;

• our ability to borrow under our Credit Facility; and

• our ability to access the capital markets or sell non-core assets.

If our revenues or the borrowing base under our Credit Facility decrease as a result of lower commodity prices, operational difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to make acquisitions or sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available borrowings under our Credit Facility are insufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of the development of our properties, which in turn could lead to a decline in our reserves and production and could materially and adversely affect our business, financial condition and results of operations.

Drilling for and producing oil, natural gas and NGLs are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future financial condition and results of operations will depend on the success of our development, production and acquisition activities, which are subject to numerous risks beyond our control. For example, we cannot assure you that wells we drill will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil, natural gas and NGLs often involves unprofitable efforts from wells

36

Pearl and NGP will collectively hold a substantial majority of our capital stock and voting power.

Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), Pearl will own INR Units and corresponding Class B common stock representing approximately 49.3% of our voting power and NGP will own INR Units and corresponding Class B common stock representing approximately 16.4% of our voting power (together representing 65.7% of our combined voting power).

Subject to NGP's right to nominate one director, Pearl is entitled to elect all of the members of our board of directors based on their voting interest in us, and thereby to control our management and affairs. Further, although Pearl and NGP are entitled to act separately and have no obligation to act together in their own respective interests with respect to their stock in us, they will together have an even greater voting interest in us and ability to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change of control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant shareholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

So long as Pearl individually or Pearl and NGP, collectively, continue to control a significant amount of our voting power, they will be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of Pearl and NGP may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Conflicts of interest could arise in the future between us and Pearl, NGP and their respective affiliates, including their portfolio companies concerning conflicts over our operations or business opportunities.

Pearl and NGP are both investment firms and have investments in other companies in the energy industry. As a result, Pearl and NGP may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our customers or suppliers. As such, Pearl, NGP or their respective portfolio companies may acquire or seek to acquire the same assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A common stock. For additional discussion of potential conflicts of interest of which our stockholders should be aware and a discussion of our related party transactions policy, see "Certain Relationships and Related Party Transactions."

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Pearl or NGP-affiliated entities) that are in the business of identifying and acquiring oil and natural gas properties. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management's business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "Certain Relationships and Related Party Transactions."

Our amended and restated certificate of incorporation ("Amended Charter") and amended and restated bylaws ("Amended Bylaws"), as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our Amended Charter will authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our Amended Charter and Amended Bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- prohibiting stockholders from acting by written consent at any time when Pearl beneficially owns, in the aggregate, less than 35% in voting power of our common stock;

- limitations on the ability of our stockholders to call special meetings;

- the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock (or a majority of the voting power of all outstanding shares of capital stock if Pearl beneficially owns at least 35% of the voting power of all such outstanding shares) be obtained to amend our Amended Bylaws, to remove directors or to amend our certificate of incorporation;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement" contains more information.

Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock. See "Description of Capital Stock—Anti-Takeover Effects of Our Amended Charter, Amended Bylaws and Certain Provisions of Delaware Law."

Investors in this offering will experience immediate and substantial dilution of $6.63 per share.

Based on the assumed public offering price of $19.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $6.63 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2024, on a pro forma basis would be $12.87 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. "Dilution" contains additional information.

We cannot assure you that we will be able to pay dividends on our Class A common stock.

Following the completion of this offering, our board of directors may elect to declare cash dividends on our Class A common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. The declaration and amount of any future dividends is subject to the discretion of our board of directors, and we have no obligation to pay any dividends at any time. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

Our Credit Facility contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends after the completion of this offering only when certain conditions are met, including certain required leverage ratio and financial metrics. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Agreements—Credit Facility." Due to the foregoing, we cannot assure you that we will be able to pay a dividend in the future or continue to pay a dividend after we commence paying dividends.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, assuming the underwriters' option to purchase additional shares is fully exercised, we will have 15,237,500 shares of Class A common stock outstanding and 45,638,889 shares of Class B common stock outstanding. This number includes 13,250,000 shares of Class A common stock that we are selling in this offering and the 1,987,500 shares of Class A common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, Pearl and NGP will own 38,682,722 INR Units and the corresponding shares of Class B common stock, representing approximately 65.7% (or 63.6% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding capital stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting (Conflicts of Interest)" but may be sold into the market in the future.

Certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement" contain more information.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

We will limit the liability of, and indemnify, our directors and officers.

Although our directors and officers are accountable to us and must exercise good faith, good business judgement and integrity in handling our affairs, our amended and restated certificate of incorporation and the indemnification agreements that we intend to enter into with all of our non-employee directors and officers will provide that our non-employee directors and officers will be indemnified to the fullest extent permitted under Delaware law. As a result, our stockholders may have fewer rights against our non-employee directors and officers than they would have absent such provisions in our Amended Charter and indemnification agreements, and a stockholder's ability to seek and recover damages for a breach of fiduciary duties may be reduced or restricted.

Pursuant to our Amended Charter and indemnification agreements, each non-employee director and officer who is made a party to a legal proceeding because he or she is or was a non-employee director or officer, is indemnified by us from and against any and all liability, except that we may not indemnify a non-employee director or officer: (i) for breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to any director, pursuant to Section 174 of the General Corporation Law of the State of Delaware, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) with respect to any officer, in any action by or in the right of INR. We will be required to pay or reimburse attorney's fees and expenses of a non-employee director or officer seeking indemnification as they are incurred, provided the non-employee director or officer executes an agreement to repay the amount to be paid or reimbursed if there is a final determination by a court of competent jurisdiction that such person is not entitled to indemnification.

The representatives of the underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, the Existing Owners and all of our directors and executive officers have entered into lock-up agreements with respect to their ownership of Class A common stock and Class B common stock, pursuant to which we and they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. The representatives of the underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. "Underwriting (Conflicts of Interest)" provides additional information regarding the lock-up agreements.

◀

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosure about our executive compensation, that apply to other public companies.

We are classified as an "emerging growth company" under the JOBS Act. In addition, we have reduced SOX compliance requirements, as discussed elsewhere, for as long as we are an emerging growth company, which may be up to five full fiscal years. Unlike other public companies, we will not be required to, among other things, (a) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (b) provide certain disclosure regarding executive compensation required of larger public companies or (c) hold nonbinding advisory votes on executive compensation.

Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our Amended Charter will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of Class A common stock, institutional or other investors may negotiate terms more favorable than the current prices of our Class A common stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of INR Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of the exchanges of INR Units along with surrendering a corresponding number of our Class B common stock, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging INR Unit Holder's tax basis in its INR Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable, and the portion of Infinity Natural Resources' payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Any payments made by us to the Existing Holders under the Tax Receivable Agreement will not be available for reinvestment in INR Holdings (or indirectly, its business) and generally will reduce the amount of overall cash flow that might have otherwise been available to us. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are not anticipated to commence until 2030 at the earliest (with respect to the tax year 2025).

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us or INR Holdings. In addition, certain rights under the Tax Receivable Agreement (including the right to receive payments) will be transferable in connection with transfers permitted thereunder. "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" contains more information.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Infinity Natural Resources board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (a) the sufficiency of taxable income to fully utilize the tax benefits, (b) any INR Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (c) the utilization of certain loss carryovers. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the Existing Owners' interests may conflict with those of the holders of our Class A common stock.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable

Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment to the Existing Owners would be approximately $134.3 million (calculated using a discount rate equal to a per annum rate of 150 basis points, applied against an undiscounted liability of approximately $169.5 million), including approximately $6.8 million to each of our Chief Executive Officer and Chief Financial Officer, approximately $80.9 million to Pearl, approximately $27.0 million to NGP and the remainder to other members of management. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement), our obligation to make a substantial, immediate lump-sum payment could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. The amount due will be equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions outlined in the Tax Receivable Agreement (including the discount rate to be used and that we will have sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement), which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Existing Holders could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in us or INR Holdings. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of our Class A common stock. Please read "Risk Factors—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to cause INR Holdings to incur debt and make distributions to the holders of LLC Interests, including us, to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine, which are complex and factual in nature, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payments under the Tax Receivable Agreement are based, as well as other related tax positions that we take, and a court could sustain such challenge. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. However, we might not determine that we have effectively made an excess cash payment to an Existing Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a

USE OF PROCEEDS

We expect to receive approximately $232.4 million (or approximately $268.8 million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) of net proceeds from the sale of the Class A common stock offered by us based upon the assumed public offering price of $19.50 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds from this offering to INR Holdings in exchange for INR Units. INR Holdings intends to use the net proceeds from this offering to repay borrowings outstanding under the Credit Facility and the excess, if any, for general corporate purposes.

As of September 30, 2024, we had approximately $224.7 million of outstanding borrowings under the Credit Facility. The Credit Facility matures on September 25, 2028. The unpaid principal amount outstanding of each ABR Loan (as defined in the Credit Agreement) under the Credit Facility bears interest from the date of the Borrowing (as defined in the Credit Agreement) thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin (as defined in the Credit Agreement) plus the ABR (as defined in the Credit Agreement), in each case, in effect from time to time. The unpaid principal amount outstanding of each SOFR Loan (as defined in the Credit Agreement) under the Credit Facility bears interest from the date of the Borrowing (as defined in the Credit Agreement) thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the Adjusted Term SOFR (as defined in the Credit Agreement), in each case, in effect from time to time. Borrowings under the Credit Facility were used to pay down the Prior Credit Facility, for certain acquisitions and for drilling and completion costs.

A $1.00 change in the assumed initial public offering price of $19.50 per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change, respectively, by $12.5 million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of September 30, 2024:

- on an actual basis for our predecessor; and

- on an as adjusted basis to give effect to the reorganization described under "Corporate Reorganization" and this offering at an assumed initial public offering price of $19.50 per share (the midpoint of the range set forth on the cover of this prospectus), including the application of the net proceeds as set forth under "Use of Proceeds."

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, the "Use of Proceeds" section and our financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2024	
	Actual	As Adjusted[1]
	(in thousands, except shares and par value)	
Cash and cash equivalents[2]	$ 1,565	$ 16,868
Debt:		
Credit Facility[3]	$224,746	$ —
Notes Payable	184	184
Total Indebtedness	$224,930	$ 184
Members' equity/stockholders' equity:		
Members' equity	$513,759	$ —
Class A common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 400,000,000 shares authorized, 13,250,000 shares issued and outstanding, pro forma	—	133
Class B common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 45,638,889 shares issued and outstanding, pro forma	—	456
Additional paid-in capital	—	169,948
Retained earnings	—	—
Total members' equity/stockholders' equity	$513,759	$170,537
Non-controlling interest	—	587,407
Total equity	513,759	757,944
Total capitalization	$738,689	$758,128

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders' equity and total capitalization by approximately $2.8 million, $2.8 million and $12.5 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders' equity and total capitalization by approximately $14.0 million, $14.0 million and $18.3 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) We expect to receive approximately $242.9 million of net proceeds from this offering, prior to deducting estimated offering expenses. Of the total estimated offering expenses of $10.5 million, $7.7 million has already been paid and is included in the historical unaudited consolidated balance sheet of INR Holdings as of September 30, 2024, within Prepaid expenses and other current assets, and $2.8 million is expected to be paid with the net cash proceeds along with repayment of $224.7 million borrowings outstanding under the Credit Facility.

(3) As of December 31, 2024, we had $254.4 million of borrowings outstanding under the Credit Facility.

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2024, after giving effect to the transactions described under "Corporate Reorganization," was $525.5 million, or $11.52 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering after giving effect to our corporate reorganization. Assuming an initial public offering price of $19.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2024 would have been approximately $757.9 million, or $12.87 per share. This represents an immediate increase in the net tangible book value of $1.61 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $6.63 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our INR Units have been exchanged for Class A common stock and the cancellation of the corresponding shares of Class B common stock pursuant to the INR Holdings LLC Agreement):

Initial public offering price per share		$ 19.50
Pro forma net tangible book value per share as of September 30, 2024 (after giving effect to our corporate reorganization)	$11.26	
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$ 1.61	
As adjusted pro forma net tangible book value per share of Class A common stock after our corporate reorganization and this offering		$ 12.87
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$ 6.63

A $1.00 change in the assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would change our as adjusted pro forma net tangible book value per share after the offering by $0.21 per share and change the dilution to new investors in this offering by $0.79 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2024, the total number of shares of Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders (assuming that 100% of our INR Units have been exchanged for Class A common stock and the cancellation of the corresponding shares of Class B common stock pursuant to the INR Holdings LLC Agreement) and to be paid by new investors in this offering at our initial public offering price of $19.50 per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Existing stockholders	45,638,889	77.5%	$313,371	54.8%	$ 6.87
New investors in this offering	13,250,000	22.5%	$258,375	45.2%	$19.50
Total	58,888,889	100%	$571,746	100%	$ 9.71

The above tables and discussion are based on the number of shares of our Class A common stock and Class B common stock to be outstanding as of the closing of this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 15,237,500, or 100% of the total number of shares of Class A common stock.

Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

Public Company Expenses.   Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being publicly traded, including costs associated with Exchange Act compliance, tax compliance, PCAOB support fees, SOX compliance costs, investor relations activities, listing fees, registrar and transfer agent fees, stock-based compensation, incremental director and officer liability insurance costs, and independent director compensation. We estimate these direct, incremental G&A expenses could total approximately $4 million to $6 million per year, which are not included in our historical results of operations.

Corporate Reorganization.   The historical consolidated financial statements included in this prospectus are based on the financial statements of our predecessor, INR Holdings, prior to our reorganization in connection with this offering as described in "Corporate Reorganization." Our historical financial data may not yield an accurate indication of what our actual results would have been if those transactions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. In connection with the closing of this offering, all outstanding performance-based incentive units will vest and an immediate recognition of a non-cash compensation expense of $119.9 million associated with all previously granted incentive units will occur in the current period.

Interest Expense.   In connection with this offering, we expect to materially reduce our indebtedness. Depending on our use of proceeds, we expect an immediate reduction in cash interest expense and could see further reductions in cash interest expense as we use free cash flow to lower debt.

Income Taxes.   Our predecessor, INR Holdings, was organized as a limited liability company not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to our members. Although we are a corporation under the Internal Revenue Code of 1986, as amended (the "Code"), we do not expect to report any income tax benefit or expense prior to the consummation of this offering.

Results of Operations

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

The following table provides the components of our net revenues and net production for the periods indicated, as well as each period's average prices (before and after the effects of derivatives) and average daily production volumes:

	For the Nine Months Ended September 30,		Increase / (Decrease)	
	2024[1]	2023	$	%
Net revenues (*in thousands*):				
Oil sales	$ 121,570	$ 41,188	$ 80,382	195%
Natural gas sales	35,874	33,061	2,813	9%
Natural gas liquids sales	31,433	14,052	17,381	124%
Oil, natural gas, and natural gas liquids sales	$ 188,877	$ 88,301	$ 100,576	114%
Average sales prices:				
Oil price (per Bbl)	$ 69.75	$ 70.92	($ 1.17)	(2)%
Effects of derivative settlements on average price (per Bbl)	($ 2.36)	($ 0.34)	($ 2.02)	594%
Oil price including the effects of derivatives (per Bbl)	$ 67.39	$ 70.58	($ 3.19)	(5)%
Wtd. Average NYMEX WTI price for oil (per Bbl)[3]	$ 78.31	$ 77.21	$ 1.10	1%
Oil differential to NYMEX	($ 8.56)	($ 6.29)	($ 2.27)	36%

BUSINESS

Our Company

We are a growth oriented, free cash flow generating, independent energy company focused on the acquisition, development, and production of hydrocarbons in the Appalachian Basin. We are focused on creating shareholder value through the identification and disciplined development of low-risk, highly economic oil and natural gas assets while maintaining a strong and flexible balance sheet. Additionally, we have proven our ability to grow our acreage position through organic leasing efforts and accretive acquisitions. We are an early mover into the core of the Utica Shale's volatile oil window in eastern Ohio as well as the emerging dry gas Utica Shale in southwestern Pennsylvania. Our Marcellus Shale development overlays our deep dry gas Utica assets in Pennsylvania, providing highly economic stacked development inventory that leverages the same company-owned midstream infrastructure. We have amassed approximately 93,000 net surface acres with exposure to the core of these plays providing us a unique and balanced portfolio of high-return oil and natural gas drilling locations. This balance allows us to optimize our development plan across our portfolio to capitalize on changes in commodity pricing over time.

We believe our technical and managerial expertise allow us to execute our strategies and deliver industry leading results. Our expertise is bolstered by the continuity of our core team, which has worked together for a decade. Since our initial acquisition in southwestern Pennsylvania in March 2018, we have drilled 47 wells and increased our operated horizontal well count from 2 to 131 with an additional two PDNP wells and seven DUCs, as of December 31, 2024. In total, we have increased our net daily production from virtually zero at the beginning of 2021 to 25 Mboe/d (29% oil and 49% liquids) for the quarter ended September 30, 2024. Since quarter end, we have placed an additional seven operated Ohio Utica wells into sales representing approximately 96,000 lateral feet.

The following chart shows our average net daily production by area for each quarter since bringing our first horizontal wells online in January 2021:



As of December 31, 2023, our total estimated proved reserves were 141,587 MBoe with 48% proved developed and 22% oil, 18% NGLs and 60% natural gas. As of December 31, 2024, our total drilling inventory consisted of 333 gross horizontal drilling locations (73 proved locations and 260 unproved locations), two PDNP wells and seven DUCs. Our drilling inventory represents 4.6 million lateral feet, implying 19 years of inventory at our current drilling pace of approximately 18 wells per year. Approximately 85% of our acreage is HBP, held by operations or held-by-storage, meaning we maintain development flexibility and have limited obligations to access our current inventory.

The following table provides a summary of our approximate net acreage, gross drilling locations, net producing wells and lateral footage as of December 31, 2024 separated by shale (including acreage prospective for dual-zone development):

	As of December 31, 2024					
	Net Horizon Acres[(1)]	Operated Producing Wells (#)	Operated Lateral Footage (in thousands)	Development Drilling Locations (#)	Development Lateral Footage (in thousands)	Development Average Well Lateral Length
Utica Shale Oil (OH)	62,702	118	954	158[(3)]	2,109	13,349'
Marcellus Shale Dry Gas (PA)[(2)] . . .	30,305	13	126	118[(4)]	1,715	14,532'
Utica Shale Deep Dry Gas (PA)[(2)]	30,029	—	—	66	594	9,000'[(5)]

(1) Does not include 12,605 net acres located in the Marcellus Shale in Ohio that is not part of our development plan.
(2) The acreage in this table reflects net horizon acres. Substantially all of our surface acreage in Pennsylvania is prospective for both the Utica and Marcellus Shales for dual-zone development. As a result, most of our net surface acres represent one horizon acre for the Utica Shale and one horizon acre for the Marcellus Shale. Our total net surface acreage irrespective of dual-zone development was 93,127 net acres and our total horizon acres were 123,036. See "—Our Operations—Acreage as of December 31, 2023" for information regarding our undeveloped and developed surface acreage.
(3) Includes two PDNP wells and two DUCs.
(4) Includes five DUCs.
(5) Utica Shale Deep Dry Gas (PA) land picture supports 14,000+ foot laterals.

Our oil volumes provide us with a unique advantage compared with many of our Appalachian Basin peers. Since our initial entry into the Utica Shale's volatile oil window in April 2021, we have increased our oil production from less than approximately 300 Bbls/d to approximately 7,110 Bbls/d for the quarter ended September 30, 2024. The increase in our oil volumes is due to a combination of strategic acquisitions and organic development of our assets by placing into sales 22 wells during that period. We have also placed an additional seven operated Ohio Utica wells into sales (approximately 96,000 lateral feet) since quarter end. We believe that the oil component of our production provides greater revenue per Boe resulting in higher operating margins compared to our natural gas focused public peers in the Appalachian Basin.

The following chart shows our average net daily oil production for each quarter by county in Ohio since April 2021:



Our Properties

Utica Shale Oil – Ohio

Given recent strength in the price of oil, our current activities are focused on developing our Ohio properties which are centered in the volatile oil window of the Utica Shale. Early commercial development of the Ohio Utica began principally in 2011 and has delineated bands of black oil, volatile oil, rich gas, and dry gas. Since 2019 through December 19, 2024, 322 wells have been drilled in the play, delineating the core of the play located in Carroll, Tuscarawas, Harrison, Guernsey, Noble, Muskingum and Morgan counties. Since January 2021 through September 2024, there have been 208 wells drilled that have been producing for over 90 days with an average IP 90 of 930 barrels of oil per day normalized to a 15,000' lateral making the volatile oil window one of the leading oil resource plays in the lower 48 (compared to an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral for our drilled Ohio Utica wells). When combined with the play's low operating costs, low water production and low drilling costs, the Utica's volatile oil window maintains one of the lowest breakeven costs amongst all oil resource plays in the United States.

We first acquired our properties in the volatile oil window of the Utica Shale in Ohio in April 2021 through our Carroll County Acquisition. Since that time, we have acquired 3,715 additional acres in Carroll County in close proximity to our existing assets through our organic leasing efforts that have added or extended 25 operated locations. In October 2023, we acquired assets from Utica Resource Ventures and PEO Ohio, including approximately 39,185 net acres, further expanding our operations in the core of the play. Since our acquisition, we have drilled 14 wells on the acquired acreage, 11 of which have been turned into sales and another one of which is PDNP. In February 2024, we were awarded the nomination for approximately 5,705 net acres within Salt Fork State Park in Guernsey County Ohio, adding over 23 locations averaging over 15,500 lateral feet per well to our inventory. On October 4, 2024, we entered into a lease with Muskingum Watershed Conservancy District for approximately 1,900 acres in Guernsey and Noble Counties, Ohio, representing 19 new or enhanced (which includes increased working interest or longer lateral length) drilling locations. Our understanding of geology, technical expertise and local presence gave us early insight into the quality of the play which led us to amass approximately 62,000 net surface acres with 154 identified horizontal drilling locations, two PDNP wells and two DUCs representing over 2 million lateral feet and nine years of drilling inventory based on our current one-rig program. We intend to operate 100% of our future drilling locations. As of December 31, 2024, we have 118 operated producing wells, two PDNP wells and two DUCs. Approximately 40,000 of our net surface acres in the Utica Shale in Ohio are located in Guernsey and Carroll counties of eastern Ohio, which, according to Enverus, have demonstrated among the highest oil production in the volatile oil window and are competitive with some of the best oil producing counties in the lower 48.

Marcellus Shale Dry Gas and Utica Deep Dry Gas – Pennsylvania

Our Pennsylvania properties, which we initially acquired in March 2018, are predominately located to the northeast of Pittsburgh in Westmoreland, Armstrong and Indiana counties. We have expanded our leasehold position through a series of subsequent acquisitions and today have approximately 31,000 net surface acres with exposure to both Marcellus and Utica Shales and operate 13 producing horizontal wells and five DUCs. We maintain an inventory of 113 and 66 undeveloped Marcellus and Utica locations in Pennsylvania, respectively, representing approximately a decade of drilling inventory based on a one-rig drilling program. We intend to operate 100% of our future drilling locations and over 98% of our acreage is HBP or held-by-storage.

Marcellus Shale Dry Gas

Development of the Marcellus Shale initially began in the historic core in Washington and Greene counties in Pennsylvania. Outside that area, the acreage ownership remained fragmented, which resulted in slower upstream and midstream development despite attractive geology. Today, we have the opportunity to apply modern technology to this area of historic underdevelopment and generate not only attractive return potential, but also operational flexibility. We have drilled and completed 18 and 13 horizontal wells, respectively, in our Pennsylvania acreage with a 100% success rate. We have approximately 113 identified highly economic locations and five DUCs, which our independent reserve engineer has estimated have an EUR of 1.7 Bcf per 1,000 feet, and our returns are bolstered by our wholly owned midstream system. We currently own a gathering system and therefore are not subject to onerous takeaway contracts that burden the results of some of our Marcellus peers.

Utica Deep Dry Gas

Our Pennsylvania acreage overlays the dry gas Utica Shale providing 66 highly prospective locations, which our independent reserve engineer has estimated has an EUR of 3.0 Bcf per 1,000 feet. Development of the southwestern Pennsylvania deep dry gas Utica continues to emerge and show attractive commercial characteristics. Utica development in our vicinity began in 2015 when CNX turned into sales the Gaut 4HU well, which had a 24-hr IP rate of 61.4 MMcf/d and has produced 14.4 Bcf since July 2015. Since 2015, the industry has drilled twelve deep dry gas Utica wells in Westmoreland and Armstrong counties with another twelve wells currently in various stages of development all near our leasehold position. CNX recently drilled two wells (Bell Point 6NHSU and 6OHSU) with an average of 14,600 lateral feet per well approximately seven miles from our acreage position. We have 66 identified drilling locations in this area, and our land picture supports lateral lengths of 12,500 to 14,000+ feet. Moreover, the industry has shown an ability to develop offset locations to initial development by repeatedly returning to pad locations to drill. Industry advancement has led to a broader understanding of the technical drilling, targeted depths, completion designs, and production profiles associated with the Utica. These wells are characterized by maintaining a high level of initial gas production ranging between 20 MMcf/d to 30 MMcf/d of natural gas for an extended period of 15 to 20 months prior to initial decline. While early in its development, operators' recent return to pad drilling further underscores the industry's transition away from exploration to managed development highlighting the deliverability of results. The well performance makes the deep dry gas Utica in southwestern Pennsylvania an exciting emerging natural gas resource opportunity.

Competitive Strengths

We have a number of strengths that we believe will help us successfully execute our business strategy, including:

- **Disciplined operator with industry-leading costs and well performance.** We profitably develop our drilling inventory by optimizing our well performance while also minimizing costs. Our leading well performance is driven by our high reservoir quality, technical expertise and unique acreage positions that allow for extended laterals. We have drilled 48 horizontal wells and participated in 19 non-operated wells since 2021 across our properties. Our proven approach is rooted in our ability to target well placement within the most productive layer of the reservoir for miles, routinely staying "in-zone" for the duration of the lateral. Further, we thoughtfully engineer the completion design for each well to place the ideal amount and type of proppant throughout the wellbore. The combination of these two practices contributes to higher recoveries per well. Our per unit development costs are improved by the economies of scale generated when consistently drilling long laterals, routinely exceeding 14,500 lateral feet, drilling these wells in multi-well deployments and building pads that allow for multiple drilling projects. Our Ohio Utica wells have an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral. Further, we maintain low operating expenses and successfully navigate various commodity cycles by minimizing term acreage and long-term midstream and services commitments. We own and operate our gathering system in our Pennsylvania assets, which reduces our total midstream costs. These factors underpin our preference for operated positions in which we can control development techniques and capital allocation decisions. As a result, our Capital Efficiency Ratio was 3.0x for 2023, versus 1.0x for our Appalachia-Focused Public Peers and 2.0x for our Liquids-Focused Public Peers.

- **Expansive portfolio of low-risk and high-return oil and natural gas inventory across multiple acreage positions.** Our operations target an expansive portfolio of low-risk, high-return development opportunities with exposure to oil, natural gas and NGLs. Our oil-weighted activities are focused on the development of the Utica Shale's volatile oil window in eastern Ohio. We operate 118 producing wells, two PDNP wells and two DUCs and have identified 154 additional drilling locations (greater than 2 million lateral feet) in the Ohio Utica Shale representing approximately nine years of repeatable development potential utilizing a one-rig development cadence as of December 31, 2024. Our natural gas activities are focused on the development of the dry gas Marcellus and dry gas Utica Shales in southwestern Pennsylvania. We currently operate 13 producing wells and five DUCs and maintain an inventory of approximately 179 drilling locations. We evaluate the risk-adjusted performance of our drilling results through two primary metrics: DROI and IRR. Applying both metrics in development decisions ensures that we are adequately balancing both the timing and amount of return of capital. Since 2021, we have drilled 32 wells and turned 28 wells into sales in the Utica volatile oil window, with an average IP 90 of 1,098 barrels of oil per day per well normalized to 15,000' lateral. When combined with our leading cost structure, oil and natural gas development opportunities both generate significant cash flow and attractive rates of return.

- **Balanced portfolio of oil and natural gas enables us to capitalize on commodity price volatility.** The attractive rates of return possible in both our oil and natural gas properties provide us with a competitive advantage versus our peers, enabling us to selectively develop areas with the highest expected rate of return based on the prevailing commodity price environment. Our drilling inventory is approximately 46% oil weighted and 54% natural gas weighted measured by gross operated locations with attractive DROIs across both our oil and natural gas assets allowing us to pivot drilling activity quickly to take advantage of commodity prices. Our exposure to high return, oil-weighted inventory is unique within the Appalachian Basin enhancing our operating margins and cash flows relative to our regional peers. Our high quality natural gas position offers dual zone co-development of the Marcellus and deep dry gas Utica allowing us to leverage our infrastructure lowering our operating costs relative to our peers. Our optionality to oscillate between high quality natural gas and oil opportunities allows us to high-grade our portfolio and maximize resultant cash flow for our investors.

- **Superior capital efficiency to support production growth with attractive free cash flow.** We believe our full-cycle ratio compares favorably versus other industry players, illustrating our superior capital efficiency. Our superior capital efficiency enabled us to reduce acquisition borrowings over time and

Our Operations

Operating Data

The following table provides certain operating information by operating area:

	Utica Shale Oil			Marcellus Shale Dry Gas	Utica Shale Deep Dry Gas
	Wolf Run	Warrior West	Warrior Central	PA North	PA North
Gross Locations	65	8	17	93	66
Locations Normalized to 10,000 feet . .	100	9	24	150	66
EUR (Mboe)	1,466	1,992	1,838	4,274	4,503
EUR per Lateral Foot[1] *(Boe)*	98	133	123	285	500
Percent Oil	47%	38%	25%	0%	0%
Average Lateral Length *(in feet)*	15,000	15,000	15,000	15,000	9,000[5]
Average Well Cost[3] *(in thousands)* . . .	11,295	11,220	11,220	10,993	10,152
$ per Lateral Foot . . . . $	753	$ 748	$ 748	$ 733	$ 1,128
IRR	79%	94%	38%	66%	179%
Pre-Tax PV-10[4] *(in millions)*	12.8	15.9	6	15.7	26.5
DROI[4]	2.1x	2.4x	1.5x	2.4x	3.6x
Breakeven Price[2] . . . . $	27.80/Bbl	$ 20.00/Bbl	$ 37.20/Bbl	$ 1.35/Mmbtu	$ 1.03/Mmbtu
Payback[4] *(in months)*	9	9	17	13	8

Note: All type curves reflect third party reserve audited forecasts. Well costs and operating costs are internal projections. Revenue is based on flat $70.00 oil and $3.50 gas prices.
(1) Normalized based on average EUR and Average lateral length in the area.
(2) Based on 10% discount rate.
(3) Excludes select road and location expenses.
(4) PV-10, DROI, and Payback are non-GAAP measures. See "Prospectus Summary—Non-GAAP Financial Measures" for a description of PV-10 and a reconciliation to the most directly comparable U.S. GAAP measure.
(5) PA North (Utica) land picture supports 14,000+ foot laterals.

Reserve Data and Presentation

The information with respect to our estimated reserves has been prepared in accordance with the rules and regulations of the SEC. Our estimated proved reserves as of December 31, 2023 and December 31, 2022 are based on valuations prepared by our independent reserve engineer, Wright. Copies of the summary reports of our reserve engineers as of December 31, 2023 and December 31, 2022 are filed as exhibits to the registration statement of which this prospectus forms a part. "—Preparation of Reserve Estimates" contains additional definitions of proved reserves and the technologies and economic data used in their estimation. The following tables summarize estimated reserves based on reports prepared by Wright. The information in the following tables does not give any effect to or reflect our commodity hedge portfolio.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and titles of our directors, director nominees and executive officers.

Name	Age	Title
Zack Arnold	42	President, Chief Executive Officer and Director
David Sproule	45	Executive Vice President, Chief Financial Officer and Director
Raleigh Wolfe	38	General Counsel
Steven Cobb	36	Director
William J. Quinn	54	Director
Katherine M. Gallagher	41	Director Nominee
Scott Gieselman	61	Director Nominee
Steven D. Gray	65	Director Nominee
Sarah James	42	Director Nominee
David Poole	62	Director Nominee
Brian Seline	35	Director Nominee

Zack Arnold is our President and Chief Executive Officer and a director. Mr. Arnold has served as the President and Chief Executive Officer of Infinity Natural Resources, LLC since June 2017, when he also was appointed to Infinity Natural Resources Board of Managers. From 2014 to 2017, Mr. Arnold acted as the General Manager of Operations at Northeast Natural Energy ("NNE"). Prior to joining NNE, Mr. Arnold held various roles at Chesapeake Energy Corp. (Nasdaq: CHK) including Drilling Engineer, Completions Superintendent and Operations Manager. Mr. Arnold began his career as a Production Engineer with Chevron Corporation (NYSE: CVX) in Bakersfield, CA where he was exposed to the safety culture, operational excellence and the process-oriented mindset of a major energy company. Mr. Arnold is a graduate of Marietta College where he holds a degree in petroleum engineering.

We believe Mr. Arnold's extensive industry background and deep knowledge of our business make him well qualified to serve on our board of directors.

David Sproule is our Executive Vice President and Chief Financial Officer and a director. Mr. Sproule was appointed Executive Vice President and Chief Financial Officer of Infinity Natural Resources, LLC in June 2017. Prior to joining Infinity Natural Resources, from July 2015 to June 2017, Mr. Sproule acted as a consultant advising exploration and production companies operating within the Appalachian Basin. Prior to that, Mr. Sproule was a director at Tudor Pickering, Holt & Co. advising exploration and production companies predominantly within the Appalachian Basin on strategic M&A and capital raising activities. Mr. Sproule is a graduate of Yale University where he holds a B.A. in History.

We believe Mr. Sproule's extensive industry background and deep knowledge of our business make him well qualified to serve on our board of directors.

Raleigh Wolfe is our General Counsel. Mr. Wolfe has served as the General Counsel of Infinity Natural Resources, LLC since June 2024. Mr. Wolfe previously served as an attorney at Vinson & Elkins L.L.P. from October 2013 to June 2024, most recently in the role of Counsel, where he represented public and private companies in capital markets offerings and mergers and acquisitions, primarily in the oil and natural gas industry. Mr. Wolfe holds a Bachelor of Science degree from Clemson University, a Master of Business Administration from Louisiana State University and a Juris Doctor from Louisiana State University.

Steven Cobb is a member of our board of directors. Mr. Cobb is also a Partner of Pearl Energy Investments and has held such role since January 2025, and prior to that he was a Managing Director since August 2015. As a the oil and gas industry. Mr. Seline received a B.B.A. in Finance and a B.A. in Economics and minor in Government in 2011 from The University of Texas at Austin, where he graduated with Honors and was a member of the Phi Beta Kappa scholastic honor society.

We believe Mr. Seline's deep industry experience and financial expertise make him well qualified to serve on our board of directors.

Board of Directors

In connection with the consummation of this offering, it is anticipated that our board of directors will be increased to ten directors. We currently have four directors, and, upon receiving notice of the effectiveness of the registration statement of which this prospectus forms a part, we plan to appoint six additional independent directors.

Our board of directors has determined that Messrs. Cobb, Gieselman, Gray, Poole, Quinn and Seline and Mses. Gallagher and James are each independent under the NYSE listing standards.

Our Amended Charter will provide Pearl with the right to nominate a majority of the members of our board of directors so long as it and its affiliates beneficially own more than 50% of the voting power of our common stock entitled to vote generally in the election of directors. When Pearl, together with its affiliates, beneficially owns less than 50% but more than 30% of the voting power of our common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate a number of individuals to the board of directors proportionate to Pearl's beneficial ownership of the voting power of the common stock of the Corporation entitled to vote generally in the election of directors, rounded up to the nearest whole number, which shall not be less than three (3). When Pearl, together with its affiliates, beneficially owns less than 30% but more than 20% of the voting power of our common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate a number of individuals to the board of directors proportionate to Pearl's beneficial ownership of the voting power of the common stock of the Corporation entitled to vote generally in the election of directors, rounded up to the nearest whole number, which shall not be less than two (2). When Pearl, together with its affiliates, beneficially owns less than 20% but at least 10% of the voting power of our common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate one member to the board of directors. Furthermore, our Amended Charter will provide NGP with the right to nominate one (1) individual to our board of directors so long as it and its affiliates beneficially own at least 10% of the voting power of our common stock entitled to vote generally in the election of directors.

In evaluating a director candidate's qualifications, we will assess whether such a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including our board of directors' committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

EXECUTIVE COMPENSATION

We are currently considered an "emerging growth company" within the meaning of the Securities Act for purposes of the SEC's executive compensation disclosure rules. In accordance with those rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our "Named Executive Officers," who are our principal executive officer and our next two other most highly compensated executive officers at the end of the fiscal year ending December 31, 2024 (the "2024 Fiscal Year"). Accordingly, our "Named Executive Officers" for the 2024 Fiscal Year are:

Name	Principal Position
Zack Arnold	President & Chief Executive Officer
David Sproule	Executive Vice President & Chief Financial Officer
Raleigh Wolfe	General Counsel[1]

(1) Mr. Wolfe was appointed as General Counsel of the Company on June 24, 2024.

2024 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2024 Fiscal Year and the fiscal year ended December 31, 2023.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Option Awards[3]	All Other Compensation[4]	Total
Zack Arnold	2024	$350,000	$200,000	$ 0	$ 22,641	$572,641
Chief Executive Officer	2023	$281,250	$141,000	—	$ 30,796	$453,046
David Sproule	2024	$350,000	$200,000	$ 0	$ 22,713	$572,713
Executive Vice President & Chief Financial Officer	2023	$281,250	$141,000	—	$ 33,000	$455,250
Raleigh Wolfe	2024	$155,738	$156,000	—	—	$311,738
General Counsel						

(1) Amounts in this column reflect the base salary earned by each Named Executive Officer in the 2024 Fiscal Year. Mr. Wolfe's annual base salary for the 2024 Fiscal Year was $300,000.

(2) Amounts in this column reflect for each of Messrs. Arnold, Sproule and Wolfe, (i) discretionary spot and holiday bonuses and (ii) a bonus for the 2024 Fiscal Year. Mr. Wolfe's bonus for the 2024 Fiscal Year is a guaranteed bonus amount, subject to his continued employment, pursuant to the terms of the Wolfe Offer Letter (as defined in the section titled "Narrative Disclosure to Summary Compensation Table—Wolfe Offer Letter and Non-Disclosure Agreement"). The bonuses for Messrs. Arnold and Sproule for the 2024 Fiscal Year are discretionary bonuses earned by Messrs. Arnold and Sproule with respect to services performed during the 2024 Fiscal Year.

(3) In the 2024 Fiscal Year, Messrs. Arnold and Sproule were awarded 2024 Incentive Units (as defined in the section titled "Narrative Disclosure to Summary Compensation Table—Long-Term Equity Incentive Compensation") that are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the 2024 Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as "options" under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an "option-like feature." The amounts in this column represent the aggregate grant date fair value of the 2024 Incentive Units granted to Messrs. Arnold and Sproule as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The amounts reported in this column reflect the accounting cost for the 2024 Incentive Units and do not correspond to the actual economic value that may be received by Messrs. Arnold and Sproule in respect of the 2024 Incentive Units. See the section titled "Narrative Disclosure to Summary Compensation Table—Long-Term Equity Incentive Compensation" below for additional details on the 2024 Incentive Units.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2024.

Name[1]	Option Awards[2]				
	Number of Securities Underlying Unexercised Options (#) Exercisable[3]	Number of Securities Underlying Unexercised Options (#) Unexercisable[4]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[5]	Option Exercise Price ($)	Option Expiration Date
Zack Arnold	—	253,500	—	N/A	N/A
	—	—	760,500	N/A	N/A
	260,000	—	—	N/A	N/A
	—	—	780,000	N/A	N/A
David Sproule	—	253,500	—	N/A	N/A
	—	—	760,500	N/A	N/A
	260,000	—	—	N/A	N/A
	—	—	780,000	N/A	N/A

(1) As of December 31, 2024, Mr. Wolfe does not hold any outstanding equity-based awards.

(2) Awards in this table represent Incentive Units, which are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price or have an expiration date, they are most similar economically to stock options. Accordingly, they are classified as "options" under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an "option-like feature."

(3) Awards in this column represent Incentive Units that have vested in accordance with their terms.

(4) Awards in this column represent Incentive Units that are unvested as of December 31, 2024 and (i) vest on an annual basis over a five-year period following July 17, 2024 (with vesting between such anniversaries after the first anniversary occurring pro rata) and (ii) accelerate and vest in full upon the occurrence of a Fundamental Change (as defined and discussed in the section titled "Additional Narrative Disclosure— Potential Payments Upon Termination or Change in Control").

(5) Awards in this column represent Incentive Units that become vested when the members of INR Holdings who have contributed capital to INR Holdings receive cash distributions from INR Holdings equal to certain multiples of their capital contributions.

Additional Narrative Disclosure

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits, including health, life, vision, and dental insurance, to our full-time employees, including our Named Executive Officers. In addition, we currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees (including our Named Executive Officers) may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. We match 100% of elective deferrals up to a maximum per participant per calendar year equal to 5% of the participant's eligible compensation, in addition to making non-elective employer contributions. Employer-paid non-elective contributions pursuant to the 401(k) plan for the 2024 Fiscal Year, if any, have not yet been determined as of the date of this prospectus. Matching contributions to our 401(k) plan are not subject to vesting requirements. All contributions under our 401(k) plan are subject to certain annual dollar limitations in accordance with applicable laws, which are periodically adjusted for changes in the cost of living. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our Named Executive Officers.

Potential Payments Upon Termination or Change in Control

Under the INR Holdings LLC Agreement, upon the occurrence of a "Fundamental Change" (as defined below), any then-unvested Incentive Units subject to time-based vesting requirements will automatically vest. See "Actions Taken in Connection with this Offering—Treatment of Incentive Units in Connection with this Offering" below for more information.

For this purpose, the term "Fundamental Change" generally means the occurrence of any of the following events: (i) (a) INR Holdings merges with an unrelated party, (b) the holders of outstanding interests of INR Holdings sell such interests in a transaction (or series of transactions) to an unrelated party or (c) INR Holdings sells all or substantially all of its assets to an unrelated party, and, in the case of any transaction described in this clause (i), our directors immediately before the consummation of such transaction are not at least a majority of the members of the managing body of the relevant entity immediately following the completion of such transaction; (ii) without approval of the board of INR Holdings, an unrelated party acquires 50% or more of the total voting power of all the then outstanding voting securities of INR Holdings; or (iii) INR Holdings is dissolved and liquidated.

Other than as described above and in the section entitled "Narrative Disclosure to Summary Compensation Table—Confidentiality and Non-Compete Agreements," the Named Executive Officers are not eligible to receive any other potential payments upon a termination of employment or in connection with a change in control.

Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the non-employee members of our board of directors for the 2024 Fiscal Year.

We intend to implement a non-employee director compensation program that will take effect as of the closing of this offering, the terms of which have not yet been determined as of the date of this prospectus.

Actions Taken in Connection with this Offering

Treatment of Incentive Units in Connection with this Offering

In connection with the closing of this offering, it is anticipated that all outstanding (i) unvested Incentive Units will automatically vest and (ii) vested Incentive Units, including those that will have been unvested immediately prior to the closing as contemplated by the foregoing clause (i), will be recapitalized into INR Units. Assuming that the initial public offering price is equal to $19.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, Messrs. Arnold and Sproule would receive approximately 1,703,986 and 1,703,986 INR Units, respectively, as a result of the recapitalization of their Incentive Units. See "Corporate Reorganization" for additional details regarding the treatment of outstanding Incentive Units in connection with the closing of this offering. Following the closing of this offering, there will be no further liability with respect to the Incentive Units and it is expected that any long-term incentive compensation will be awarded to our Named Executive Officers pursuant to the Omnibus Plan that we expect our board of directors to adopt in connection with this offering, as described in the paragraph below.

Omnibus Incentive Plan

Following the completion of this offering, we anticipate that our board of directors will adopt the Infinity Natural Resources, Inc. Omnibus Incentive Plan (the "Omnibus Plan") for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the Omnibus Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the Omnibus Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Plan, a number of shares of Class A common stock equal to 10% of the number of shares of Class A common stock outstanding at the closing of this offering (on a fully diluted basis) (the "Share Reserve") will be reserved for issuance pursuant to awards under the Omnibus Plan. No more than the Share Reserve may be issued pursuant to incentive stock options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the Omnibus Plan.

Administration

The Omnibus Plan will be administered by a committee of our board of directors (the "Committee"), except to the extent our board of directors does not duly authorize such Committee to administer the Omnibus Plan and in which case our board of directors will serve as the administrator. The Committee has broad discretion to administer the Omnibus Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Omnibus Plan. To the extent the Omnibus Plan administrator is not the Committee, our board of directors will retain the authority to take all actions permitted by the administrator under the Omnibus Plan. Additionally, our board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates, will be eligible to receive awards under the Omnibus Plan.

Non-Employee Director Compensation Limits

Under the Omnibus Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual's service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that, for any year in which a non-employee director (i) first commences service on our board of directors, (ii) serves on a special committee of our board of directors or (iii) serves as lead director or non-executive chair of our board of directors, such limit is increased to $1,000,000).

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the Omnibus Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the Omnibus Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

Plan Amendment and Termination

Our board of directors or the Committee may amend or terminate any award, award agreement or the Omnibus Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the Omnibus Plan or (ii) change the classification of individuals eligible to receive awards under the Omnibus Plan. The Omnibus Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

Equity Grants

In connection with this offering, we expect to grant awards under the Omnibus Plan to our employees with respect to a total of approximately 166,667 shares of Class A common stock (calculated using the midpoint of the estimated price range set forth on the cover page of this prospectus), including awards with respect to approximately 64,103 shares to Mr. Wolfe. These awards will be in the form of time-vested restricted stock units and will cliff vest on the one-year anniversary of the date of grant, subject to such employee's continued service through such vesting date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock (assuming the underwriters do not exercise their option to purchase additional common stock) that, in connection with the completion of this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;
- each of our Named Executive Officers;
- each member of our board of directors and each director nominee; and
- all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be.

To the extent that the underwriters sell more than 13,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,987,500 shares from us.

The table below excludes any purchases that may be made in this offering through our directed share program or otherwise in this offering. See "Underwriting (Conflicts of Interest)—Directed Share Program."

Name of Beneficial Owner[1]	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Common Stock Beneficially Owned	
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:						
Investment Funds managed by Pearl Energy Investments, L.P.[2]	—	—	29,012,146	63.5%	29,012,146	49.3%
Investment Funds managed by NGP[3]	—	—	9,670,576	21.2%	9,670,576	16.4%
Named Executive Officers, Directors and Director Nominees:						
Zack Arnold	—	—	1,752,841	3.8%	1,752,841	3.0%
David Sproule	—	—	1,752,834	3.8%	1,752,834	3.0%
Steven Cobb	—	—	—	—	—	—
William J. Quinn[4]	—	—	29,012,146	63.5%	29,012,146	49.3%
Katherine M. Gallagher	—	—	—	—	—	—
Scott Gieselman	—	—	—	—	—	—
Steven D. Gray[5]	—	—	233,149	*	233,149	*
Sarah James	—	—	—	—	—	—
David Poole	—	—	—	—	—	—
Brian Seline	—	—	—	—	—	—
Raleigh Wolfe	—	—	—	—	—	—
Executive Officers, Directors and Director Nominees as a Group (11 persons)	—	—	32,750,970	71.7%	32,750,970	55.6%

* Less than 1%.

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the holders listed has sole voting and investment power with respect to the common stock beneficially owned by the holder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 2605 Cranberry Square, Morgantown, WV 26508.

(2) Represents the common stock held by PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP and PEI INR Co-Invest-B Corp (the "Pearl Funds"). Pearl Energy Investments controls the investment decisions of the Pearl Funds and has management control over the Pearl Funds and accordingly may be deemed to share beneficial ownership of the common stock held by the Pearl Funds. The Pearl Funds are controlled by William J. Quinn, the founder and managing partner of Pearl Energy Investments. The principal address for each of the above referenced entities is 2100 McKinney Ave, Suite 1675, Dallas, TX 75201.

(3) Represents the common stock held by NGP XI US Holdings, L.P. (the "NGP Fund"). NGP XI Holdings GP, L.L.C. is the sole general partner of the NGP Fund, and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage the NGP Fund to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick, Philip Deutch and Jill Lampert serve on the Executive Committee of NGP Energy Capital Management, L.L.C. The principal address for each of the above referenced entities is 2850 N. Harwood Street, 19th Floor, Dallas, TX 75201.

(4) Includes 29,012,146 shares of common stock held of record by the Pearl Funds. The Pearl Funds are controlled by William J. Quinn, the founder and managing partner of Pearl Energy Investments, L.P. Each of the Pearl Funds and Mr. Quinn may be deemed to have beneficial ownership of the shares of common stock held by the Pearl Funds. Mr. Quinn disclaims beneficial ownership of the shares held by the Pearl Funds except to the extent of his pecuniary interest therein. The principal address for Mr. Quinn is 2100 McKinney Ave, Suite 1675, Dallas, TX 75201.

(5) Includes (i) 23,315 shares of common stock held by Steven D. Gray and (ii) 209,834 shares of common stock held by the SD Gray Family Partnership LP ("SD Gray Family Partnership"), over which Mr. Gray has control. Mr. Gray controls the investment decisions of the SD Gray Family Partnership and has management control over the SD Gray Management Co., which is the general partner of the SD Gray Family Partnership, and accordingly may be deemed to share beneficial ownership of the common stock held by the SD Gray Family Partnership. The principal address for the SD Gray Family Partnership is 6440 Cherry Hills Dr, Frisco, TX 75036.

CORPORATE REORGANIZATION

Infinity Natural Resources is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Infinity Natural Resources will be a holding company whose sole material asset will consist of membership interests in INR Holdings. INR Holdings owns all of the outstanding membership interests in each of INR Operating, INR Ohio, INR Midstream, Block Island and Cheat Mountain, the operating subsidiaries through which INR Holdings operates its assets. After the consummation of the transactions contemplated by this prospectus, Infinity Natural Resources will be the managing member of INR Holdings and will control and be responsible for all operational, management and administrative decisions relating to INR Holdings business and will consolidate the financial results of INR Holdings and will report non-controlling interests in its consolidated financial statements related to the INR Units that the Existing Owners will own in INR Holdings.

This offering is being conducted through what is commonly referred to as an "Up-C" structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure provides the Existing Owners of the Company with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from INR Holdings will not be subject to entity-level tax. The Up-C structure will also provide potential future tax benefits for both the public company and the Existing Owners when they ultimately exchange their pass-through interests for shares of Class A common stock, which is expected to result in tax basis adjustments in the assets of INR Holdings and produce favorable tax attributes for us. We are a holding company, and immediately after the consummation of the reorganization transactions as described herein and this offering, our principal asset will be our ownership interests in INR Holdings. See "Corporate Reorganization—Holding Company Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In connection with this offering: (a) the Existing Owners' LLC Interests (both capital interests and management incentive units) in INR Holdings will be recapitalized into a single class of units, the newly issued INR Units, with the INR Units to be allocated among the Existing Owners in accordance with the terms of the INR Holdings LLC Agreement and calculated using an implied valuation for INR Holdings based on the initial public offering price of our Class A common stock and (b) INR will contribute the net proceeds of this offering to INR Holdings in exchange for newly issued INR Units and a managing member interest in INR Holdings. Pursuant to the terms of the INR Holdings LLC Agreement, the INR Units to be issued to the Existing Owners in connection with the corporate reorganization will be calculated using an implied equity value of INR Holdings immediately prior to this offering, based on an initial public offering price of $19.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, and the current relative levels of ownership in INR Holdings with the allocation of such units among our Existing Owners to be determined based on the price established on the day of the pricing of our Class A common stock pursuant to this offering. After giving effect to these transactions and the offering contemplated by this prospectus, (a) INR will own an approximate 22.5% interest in INR Holdings (or 25.0% if the underwriters' option to purchase additional shares is exercised in full) and (b) the Existing Owners will own an approximate 77.5% interest in INR Holdings (or 75.0% if the underwriters' option to purchase additional shares is exercised in full).

Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list the Class B common stock on any stock exchange.

Based on its ownership in INR Holdings subsequent to the transactions and the offering contemplated by this prospectus, Infinity Natural Resources will have a variable interest in INR Holdings and INR Holdings will be a variable interest entity ("VIE"). Infinity Natural Resources will have an approximate 22.5% interest in INR Holdings (or 25.0% if the underwriters' option to purchase additional shares is fully exercised) through which it

The following diagrams indicate our simplified current ownership structure and our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):

Simplified Current Ownership Structure



_____

(1) Includes PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP, Pearl Energy Investments, L.P., PEI INR Co-Invest-B Corp, NGP XI US Holdings, L.P. and certain members of management and the board of directors.
(2) Includes INR Ohio, INR Midstream, Block Island, INR Operating and Cheat Mountain.

Simplified Ownership Structure After Giving Effect to this Offering


Existing Owners(1)
Public Stockholders
100% Class B Common Stock
77.5% Voting Power
45,638,889 Class B Shares
100% Class A Common Stock
22.5% Voting Power
13,250,000 Class A Shares
Infinity Natural Resources, Inc.
(NYSE: INR)
Delaware corporation
77.5% INR Units
45,638,889 INR Units
22.5% INR Units
13,250,000 INR Units
Infinity Natural Resources, LLC
Delaware limited liability company
100%
Operating Subsidiaries(2)

(1) Includes PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP, Pearl Energy Investments, L.P., PEI INR Co-Invest-B Corp and NGP XI US Holdings, L.P., members of management and certain other individuals.

(2) Includes INR Ohio, INR Midstream, Block Island, INR Operating and Cheat Mountain.

Existing Owners Ownership

The table below sets forth the percentage ownership of the Existing Owners in INR Holdings prior to this offering and after the consummation of this offering:

Existing Owners[1]	Percentage Ownership in INR Holdings Prior to this Offering	Equity Interests Following this Offering[2]	
		Common Stock	Voting Power(%)
Pearl Energy Investments[3]	73.4%	29,012,146	49.3%
NGP[4]	24.5%	9,670,576	16.4%
Executive officers[5]	*%	3,505,675	6.0%
Other employees[6]	*%	2,824,458	4.8%
Other investors[7]	1.6%	626,034	1.1%

---

* Less than 1%.
(1) The number of INR Units and shares of Class B common stock to be issued to our Existing Owners is based on an implied equity value of INR Holdings immediately prior to this offering, based on an initial public offering price of $19.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus. Assuming that the price established on the day of the pricing of our Class A common stock pursuant to this offering is equal to the public offering price of $19.50 per share (the midpoint of the price range set forth on the cover of this prospectus), our Existing Owners will receive 45.6 million INR Units and an equal number of shares of our Class B common stock. The actual number of INR Units and shares of Class B common stock received by our Existing Owners will be determined after the closing of this offering based on the price established on the day of the pricing of our Class A common stock pursuant to this offering. Any increase or decrease (as applicable) of the assumed initial public offering price (or in the price established on the day of the pricing of our Class A common stock pursuant to this offering) will result in an increase or decrease in the number of INR Units and shares of Class B common stock to be received by our Existing Owners relative to each other, but will not affect the aggregate number of INR Units and shares of Class B common stock held by our Existing Owners.
(2) Reflects the number of shares of Class B common stock (and corresponding INR Units) held by the Existing Owners, which are exchangeable for Class A common stock.
(3) A $1.00 increase (decrease) in this assumed Class A common stock price would increase (decrease) the aggregate number of shares to be received by (229,101) 218,186 shares.
(4) A $1.00 increase (decrease) in this assumed Class A common stock price would increase (decrease) the aggregate number of shares to be received by (76,360) 72,710 shares.
(5) Includes Messrs. Arnold and Sproule. A $1.00 increase (decrease) in this assumed Class A common stock price would increase (decrease) the aggregate number of shares to be received by 170,722 (161,179) shares.
(6) A $1.00 increase (decrease) in this assumed Class A common stock price would increase (decrease) the aggregate number of shares to be received by 139,969 (134,561) shares.
(7) A $1.00 increase (decrease) in this assumed Class A common stock price would increase (decrease) the aggregate number of shares to be received by (5,230) 4,844 shares.

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 13,250,000 shares of Class A common stock issued and outstanding and 45,638,889 shares of Class A common stock reserved for exchanges of INR Units (and the cancellation of the corresponding shares of Class B common stock pursuant to the INR Holdings LLC Agreement). We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $232.4 million based upon the assumed public offering price of $19.50 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus). A $1.00 change in the assumed initial public offering price of $19.50 per share (the midpoint of the price range set forth on the cover of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change, respectively, by $12.5 million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. We intend to contribute all of the net proceeds of this offering to INR Holdings in exchange for INR Units. INR Holdings will use approximately $224.7 million to pay off certain outstanding indebtedness and for general corporate purposes. "Use of Proceeds" contains more information.

As a result of the corporate reorganization and the offering described above (and prior to any exchanges of INR Units):

- the investors in this offering will collectively own 13,250,000 shares of Class A common stock (or 15,237,500 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Existing Investors will hold 45,638,889 shares of Class B common stock and a corresponding number of INR Units;

- the investors in this offering will collectively hold 22.5% of the voting power in us (or 25.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Existing Owners will hold 77.5% of the voting power in us (or 75.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Effect of the Reorganization

The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, us and are structured in a tax-efficient manner for the Existing Owners and are intended to provide tax advantages to the public company and such Existing Owners. The Existing Owners desire that their investment maintain its existing tax treatment as a partnership for U.S. federal income tax purposes not subject to entity-level tax and, therefore, will continue to hold their ownership interests in INR Holdings until such time in the future as they may elect to cause us to redeem or exchange their INR Units for a corresponding number of shares of our Class A common stock. Additionally, because the Existing Owners are entitled to have their INR Units redeemed or exchanged for a corresponding number of shares of our Class A common stock, the Up-C structure also provides the Existing Owners with potential liquidity for the LLC Interests that holders of non-publicly traded limited liability companies are not typically afforded.

The Up-C structure also provides future tax benefits for both the public company and the Existing Owners. As described further below under "—Holding Company Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," additional acquisitions by Infinity Natural Resources of INR Units from any of the Existing Owners and any future taxable redemptions or exchanges by the Existing Owners of INR Units for shares of our Class A common stock are expected to result in tax basis adjustments with respect to the assets of INR Holdings that will be allocated to us and thus produce favorable tax attributes for us. These tax attributes are expected to reduce the amount of tax that we would otherwise be required to pay in the future. While the Tax Receivable Agreement will require us to pay the Existing Owners 85% of the amount of cash savings, if any, in our U.S. federal, state and local income tax or franchise tax that we actually realize from the utilization of such tax attributes, we will be able to retain the benefit of the remaining 15% of these tax savings.

Holding Company Structure

Our post-offering organizational structure will allow the INR Unit Holders to retain their equity ownership in INR Holdings, a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of INR Holdings will be allocated to holders of LLC Interests, including us. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, a corporation for U.S. federal income tax purposes. The holders of INR Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of INR Holdings.

In addition, pursuant to our certificate of incorporation and the INR Holdings LLC Agreement, our capital structure and the capital structure of INR Holdings will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the INR Units (and a corresponding number of shares of Class B common stock) and our Class A common stock, among other things.

common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate a number of individuals to the board of directors proportionate to Pearl's beneficial ownership of the voting power of the common stock of the Corporation entitled to vote generally in the election of directors, rounded up to the nearest whole number, which shall not be less than three. When Pearl, together with its affiliates, beneficially owns less than 30% but more than 20% of the voting power of our common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate a number of individuals to the board of directors proportionate to Pearl's beneficial ownership of the voting power of the common stock of the Corporation entitled to vote generally in the election of directors, rounded up to the nearest whole number, which shall not be less than two. When Pearl, together with its affiliates, beneficially owns less than 20% but at least 10% of the voting power of our common stock entitled to vote generally in the election of directors, Pearl will have the right to nominate one member to the board of directors. Furthermore, in connection with this offering, our Amended Charter will provide NGP with the right to nominate one (1) individual to our board of directors so long as it and its affiliates beneficially own at least 10% of the voting power of our common stock entitled to vote generally in the election of directors.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners granting them registration rights. Under the registration rights agreement, we will agree to register the sale of shares of our common stock held by the Existing Owners and certain other holders under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price to certain individuals through a directed share program, including our directors, officers, employees and other individuals we identify. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers, and our existing significant stockholders. Raymond James will administer our directed share program. We have agreed to indemnify Raymond James in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount set forth on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our Class A common stock sold pursuant to the directed share program. See "Underwriting (Conflicts of Interest)—Directed Share Program."

Tax Receivable Agreement

We will enter into a Tax Receivable Agreement with the Existing Owners. This agreement generally provides for the payment by INR to the Existing Owners of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that INR (a) actually realizes with respect to taxable periods ending after this offering or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the INR board of directors) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of INR Units and the corresponding surrender of an equivalent number of shares of Class B common stock by the Existing Owners for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the INR Holdings LLC Agreement and (ii) deductions arising from imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. INR will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make substantial, immediate lump-sum payments in the amount of approximately $134.3 million, including approximately $6.8 million to each of the Chief Executive Officer and Chief Financial Officer, approximately $80.9 million to Pearl, approximately $27.0 million to NGP and the remainder to other members of management.

Indemnification Agreements with our Directors and Officers

We intend to enter into indemnification agreements, to be effective upon the completion of this offering, with each of our directors and officers. The indemnification agreements and our governing documents will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our governing documents will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see "Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors."

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering our authorized capital stock will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which 13,250,000 shares will be issued and outstanding, 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 45,638,889 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock of Infinity Natural Resources, Amended Charter and Amended Bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended Charter and Amended Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. If at any time the ratio at which INR Units are exchangeable for shares of our Class A common stock changes from one-for-one, for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Infinity Natural Resources.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 13,250,000 shares of Class A common stock. Of these shares, all of the 13,250,000 shares of Class A common stock to be sold in this offering (or 15,237,500 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act ("Rule 144") and other than certain shares sold pursuant to our directed share program that are subject to "lock-up" restrictions as described under "—Lock-up Agreements" below and "Underwriting (Conflicts of Interest)." All remaining shares of Class A common stock will be deemed "restricted securities" as such term is defined under Rule 144, including the Class A common stock issuable upon exchange of INR Units. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act ("Rule 701"), which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the INR Holdings LLC Agreement, the INR Unit Holders will each have the right to exchange all or a portion of their INR Units, along with a corresponding number of shares of Class B common stock, for Class A common stock at an exchange ratio of one share of Class A common stock for each INR Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or, at our election, an equivalent amount of cash. Upon consummation of this offering and related Corporate Reorganization, the Existing Owners will hold 45,638,889 INR Units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for shares of our Class A common stock. "Certain Relationships and Related Party Transactions—INR Holdings LLC Agreement" contains additional information. The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act shares of Class A common stock owned by the Existing Owners. "Certain Relationships and Related Party Transactions—Registration Rights Agreement" contains additional information.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 45,638,889 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701 (such number of shares includes the Class A common stock that may be issued upon exchange of all or a portion of the INR Units).

Lock-up Agreements

We, the Existing Owners and all of our directors and executive officers have agreed not to sell any Class A common stock or securities convertible into or exchangeable for shares of Class A common stock (including any

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup, Raymond James and RBC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Raymond James & Associates, Inc.	
RBC Capital Markets, LLC	
BofA Securities, Inc.	
Capital One Securities, Inc.	
Truist Securities, Inc.	
KeyBanc Capital Markets Inc.	
Stephens Inc.	
Comerica Securities, Inc.	
Fifth Third Securities, Inc.	
First Citizens Capital Securities, LLC	
BTIG, LLC	
BOK Financial Securities, Inc.	
Zions Direct, Inc.	
Total	13,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,987,500 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and certain of our stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, Raymond James and RBC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup, Raymond James and RBC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to list our Class A common stock on the New York Stock Exchange under the symbol "INR."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $10.5 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  - "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  - "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

- Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  - To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  - To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

- Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

Affiliates of Citigroup, RBC, BofA, BOK, Capital One, Truist, Comerica, First Citizens KeyBanc and Zions Direct, Inc. are lenders under our Credit Facility. As described in "Use of Proceeds," net proceeds from this offering will be used to repay outstanding borrowings under our Credit Facility, and affiliates of Citigroup, RBC, BofA, BOK, Capital One, Truist, Comerica, First Citizens and KeyBanc will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Credit Facility. Therefore, such underwriters are deemed to have a "conflict of interest" under Rule 5121. Accordingly, this offering is being conducted in compliance with the requirements of Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Raymond James has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Raymond James will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Raymond James against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Citigroup, RBC, BofA, BOK, Capital One, Truist, Comerica, First Citizens and KeyBanc will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See "Use of Proceeds" for additional information.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale, at the initial public offering price, to certain individuals through a directed share program, including our directors, officers, employees and certain other individuals identified by us. The sales will be made at our direction by Raymond James and its affiliates. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors and officers, which shares will be subject to a 180-day lock-up restriction (as described above).

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our Credit Facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these

INDEX TO FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of operations (the "pro forma statement of operations") for the nine months ended September 30, 2024, is based on the historical unaudited consolidated statement of operations of INR Holdings for the nine months ended September 30, 2024, adjusted to give effect to the IPO Transactions as if they had occurred on January 1, 2023. The historical unaudited consolidated financial statements of INR Holdings as of and for the nine months ended September 30, 2024, are included elsewhere in this prospectus. As the Acquisition closed on October 4, 2023, the historical unaudited consolidated financial statements of INR Holdings as of and for the nine months ended September 30, 2024, include the assets acquired, such that transaction accounting adjustments related to the Acquisition are not presented herein for purposes of the pro forma balance sheet as of September 30, 2024, and the pro forma statement of operations for the nine months ended September 30, 2024.

The pro forma statement of operations for the year ended December 31, 2023, is based on the historical audited consolidated statement of operations of INR Holdings for the year ended December 31, 2023, the historical unaudited consolidated statement of operations of URV for the nine months ended September 30, 2023, and the historical unaudited statement of revenues and direct operating expenses of PEO Ohio for the nine months ended September 30, 2023, adjusted to give pro forma effect to the Transactions as if they had been consummated on January 1, 2023. The historical audited consolidated financial statements of INR Holdings as of and for the year ended December 31, 2023, the historical unaudited consolidated financial statements of URV for the nine months ended September 30, 2023, and the historical unaudited statement of revenues and direct operating expenses of PEO Ohio for the nine months ended September 30, 2023, are included elsewhere in this prospectus.

The pro forma financial statements are presented for informational purposes to reflect the Transactions and do not purport to represent what Infinity Natural Resources' financial position or results of operations would have been had the Transactions occurred on the dates noted above, nor does it project the financial position or results of operations of Infinity Natural Resources following such Transactions. The transaction accounting adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on Infinity Natural Resources' results of operations, with the exception of certain non-recurring charges to be incurred in connection with the IPO Transactions, as further described below. In the opinion of management, all adjustments necessary to present fairly the pro forma financial statements have been made.

Infinity Natural Resources anticipates that certain non-recurring charges will be incurred in connection with the IPO Transactions. Any such charge could affect the future results of Infinity Natural Resources in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the effective date of the IPO Transactions. The pro forma balance sheet as of September 30, 2024, reflects the effects of offering costs expected to be incurred by Infinity Natural Resources in conjunction with the IPO Transactions, $7.7 million of which is included in the historical unaudited consolidated balance sheet of INR Holdings as of September 30, 2024, within *Prepaid expenses and other current assets,* such that $2.8 million is included as a transaction accounting adjustment within the pro forma balance sheet as of September 30, 2024. This amount is offset by a transaction accounting adjustment of $10.5 million to reclass the total deferred costs to *Additional paid-in capital* upon completion of the IPO Transactions.

As a result of the foregoing, the transaction accounting adjustments related to the IPO Transactions are preliminary and subject to change as additional information becomes available and additional analysis is performed. The transaction accounting adjustments related to the IPO Transactions have been made solely for the purpose of providing the pro forma financial statements presented herein. Any increases or decreases in the IPO price per share of the Company's Class A common stock may result in adjustments to the pro forma financial statements. The final IPO price per share and the transaction accounting adjustments described herein may be materially different than the preliminary amounts reflected in the pro forma financial statements herein.

The pro forma financial statements should be read together with "Corporate Reorganization," "Selected Historical and Unaudited Pro Forma Financial Information," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and related notes thereto of INR Holdings, URV and PEO Ohio included elsewhere in this prospectus.

INFINITY NATURAL RESOURCES INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2024

	INR Holdings Historical	Transaction Accounting Adjustments – IPO Transactions		Infinity Natural Resources Pro Forma
		(in thousands)		
Assets				
Current assets:				
Cash and cash equivalents	$ 1,565	$ 15,303	(a)(d)	$ 16,868
Accounts receivable:				
Oil and natural gas sales, net	21,559	—		21,559
Joint interest billing and other, net	28,203	—		28,203
Prepaid expenses and other current assets	9,767	(7,677)	(e)	2,090
Commodity derivative assets, short term	8,329	—		8,329
Total current assets	69,423	7,626		77,049
Oil and natural gas properties, full cost method	841,066	—		841,066
Other property and equipment	38,694	—		38,694
Less: Accumulated depreciation, depletion, and amortization	(135,887)	—		(135,887)
Property and equipment, net	743,873	—		743,873
Operating lease right-of-use assets, net	944	—		944
Other assets	8,971	—		8,971
Commodity derivative assets, long-term	2,164	—		2,164
Deferred tax assets, net	—	11,813	(f)	11,813
Total assets	825,375	19,439		844,814
Liabilities and Equity				
Current liabilities:				
Accounts payable	31,152	—		31,152
Royalties payable	24,721	—		24,721
Accrued liabilities	24,399	—		24,399
Notes payable	114	—		114
Operating lease liabilities	206	—		206
Commodity derivative liabilities, short-term	2,536	—		2,536
Total current liabilities	83,128	—		83,128
Line-of-credit	224,746	(224,746)	(d)	—
Notes payable, long-term	70	—		70
Operating lease liabilities, net of current portion	738	—		738
Asset retirement obligations	1,088	—		1,088
Commodity derivative liabilities, long-term	1,846	—		1,846
Tax receivable agreement liability	—	—	(f)	—
Total liabilities	311,616	(224,746)		86,870
Members' equity / stockholders' equity:				
Members' equity	513,759	(513,759)	(b)	—
Class A common stock	—	133	(a)	133
Class B common stock	—	456	(b)	456
Additional paid-in capital	—	169,948	(a)(b)(e)(f)	169,948
Retained earnings	—	—	(d)	—
Total members' equity / stockholders' equity	513,759	343,222		170,537
Non-controlling interests	—	587,407	(b)(l)	587,407
Total equity	513,759	244,185		757,944
Total liabilities and equity	$ 825,375	$ 19,439		$ 844,814

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements"

INFINITY NATURAL RESOURCES INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

	INR Holdings Historical	Transaction Accounting Adjustments – IPO Transactions		Infinity Natural Resources Pro Forma	
		(in thousands, except share and per share amounts)			
Revenues:					
Oil, natural gas, and natural gas liquids sales	$188,877	$ —		$ 188,877	
Midstream activities	1,032	—		1,032	
Total revenues	189,909	—		189,909	
Operating expenses:					
Gathering, processing, and transportation	37,852	—		37,852	
Lease operating	20,715	—		20,715	
Production and ad valorem taxes	1,264	—		1,264	
Depreciation, depletion, and amortization	56,344	—		56,344	
General and administrative	8,268	—		8,268	
Total operating expenses	124,443	—		124,443	
Operating income	65,466	—		65,466	
Other income (expense):					
Interest expense	(16,263)	15,841	(d)	(422)	
Loss on derivative instruments	6,397	—		6,397	
Other loss	(797)	—		(797)	
Income before income taxes	54,803	15,841		70,644	
Income tax provision	—	3,548	(f)	3,548	
Net income	$ 54,803	$12,293		$ 67,096	
Net income attributable to non-controlling interests				51,999	(l)
Net income attributable to Infinity Natural Resources				$ 15,097	
Net income per share of Class A common stock—basic and diluted				$ 1.14	(g)
Weighted-average shares of Class A common stock outstanding—basic				13,250,000	(g)
Incremental shares of Class A common stock attributable to dilutive instruments				45,805,556	
Weighted average shares of Class A common stock outstanding—diluted				59,055,556	

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements"

INFINITY NATURAL RESOURCES INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	INR Holdings Historical	URV Historical	PEO Ohio Historical	Transaction Accounting Adjustments: Acquisition (Note 2)		Transaction Accounting Adjustments: IPO Transactions		Infinity Natural Resources Pro Forma	
	(in thousands, except share and per share amounts)								
Revenues:									
Oil, natural gas, and natural gas liquids sales	$159,532	$ —	$ —	$100,823	(h)	$ —		$260,335	
Crude oil	—	65,162	16,327	(81,489)	(h)	—		—	
Natural gas	—	7,690	1,897	(9,587)	(h)	—		—	
Natural gas liquids	—	7,794	1,953	(9,747)	(h)	—		—	
Midstream activities	2,198	—	—	—		—		2,198	
Gain on derivative instruments	—	683	—	(683)	(k)	—		—	
Total revenues	161,730	81,329	20,177	(683)		—		262,553	
Operating expenses:									
Gathering, processing, and transportation	31,097	9,226	—	2,305	(j)	—		42,628	
Lease operating	18,371	5,232	—	1,336	(j)	—		24,939	
Production and ad valorem taxes	886	795	—	199	(j)	—		1,880	
Depreciation, depletion, and amortization	53,796	35,193	—	910	(h)(i)	—		89,899	
General and administrative	4,885	3,164	—	—		3,250	(c)	131,164	
Accretion of asset retirement obligations	—	22	—	(22)	(h)	—		—	
Direct operating expenses	—	—	3,840	(3,840)	(j)	—		—	
Total operating expenses	109,035	53,632	3,840	888		3,250		290,510	
Operating income (loss)	52,695	27,697	16,337	(1,571)		(3,250)		(27,957)	
Other income (expense):									
Interest expense	(11,910)	(2,082)	—	2,082	(d)	11,336	(d)	(574)	
Gain on derivative instruments	45,322	—	—	1,155	(k)	—		46,477	
Other income	565	200	—	444	(k)	—		1,209	
Operating overhead income	—	444	—	(444)	(h)	—		—	
Income (loss) before income taxes	86,672	26,259	16,337	1,666		8,086		19,155	
Income provision	—	—	—	6,577	(f)	406	(f)	962	
Net income (loss)	$ 86,672	$26,259	$16,337	$ (4,911)		$ 7,680		$ 18,193	
Net income attributable to non-controlling interests								14,100	(l)
Net income attributable to Infinity Natural Resources								$ 4,093	
Net income per share of Class A common stock—basic and diluted								$ 0.31	(g)
Weighted-average shares of Class A common stock outstanding—basic								13,250,000	(g)
Incremental shares of Class A common stock attributable to dilutive instruments								45,722,223	
Weighted average shares of Class A common stock outstanding—diluted								58,972,223	

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements"

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND DESCRIPTION OF TRANSACTIONS

The Transactions, and the related transaction accounting adjustments, are described in the notes to the pro forma financial statements herein. In the opinion of management, all material adjustments have been made that are necessary to present fairly the pro forma financial statements in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786.

Infinity Natural Resources is a newly organized holding company with nominal assets and no liabilities, contingencies or commitments, and will not have conducted any operations prior to the consummation of the IPO Transaction. As described under "Corporate Reorganization" included elsewhere in this prospectus, in connection with the IPO Transactions, (a) the Existing Owners' LLC Interests in INR Holdings will be recapitalized into a single class of units, the newly issued INR Units, with the INR Units to be allocated to the Existing Owners in accordance with the terms of the INR Holdings LLC Agreement and calculated using an implied valuation for INR Holdings based on the initial public offering price of the Class A common stock of Infinity Natural Resources, and (b) Infinity Natural Resources will contribute the net proceeds of this offering to INR Holdings in exchange for the newly issued INR Units and a managing member interest in INR Holdings. After the consummation of the Transactions, Infinity Natural Resources will be the managing member of INR Holdings and will control and be responsible for all operational, management and administrative decisions relating to INR Holdings' business and will consolidate the financial results of INR Holdings and will report non-controlling interests in its consolidated financial statements related to the INR Units that the Existing Owners will own in INR Holdings.

Pursuant to the terms of the INR Holdings LLC Agreement, the INR Units to be issued to the Existing Owners in connection with the corporate reorganization will be calculated using an implied equity value of INR Holdings immediately prior to this offering, based on an initial public offering price of $19.50 per share of Class A common stock and the current relative levels of ownership in INR Holdings with the allocation of such units among the Existing Owners to be determined based on the price established on the day of the pricing of our Class A common stock pursuant to this offering. After giving effect to the IPO Transactions, (a) Infinity Natural Resources will own an approximate 22.5% interest in INR Holdings (or 25.0% if the underwriters' option to purchase additional shares is fully exercised), and (b) the Existing Owners will own an approximate 77.5% interest in INR Holdings (or 75.0% if the underwriters' option to purchase additional shares is fully exercised).

Based on its ownership in INR Holdings subsequent to the Transactions, Infinity Natural Resources assessed whether it will have a variable interest in INR Holdings and whether INR Holdings will be a variable interest entity ("VIE") to determine whether it will be required to consolidate INR Holdings. In order to perform this assessment, Infinity Natural Resources determined that INR Holdings will be more akin to a partnership than a corporation for purposes of applying the consolidation guidance.

Subsequent to the Transactions, Infinity Natural Resources will have an approximate 22.5% interest in INR Holdings (or 25.0% if the underwriters' option to purchase additional shares is fully exercised) through which it will absorb the risks created and distributed by the entity. As the managing member of INR Holdings based on the terms of the INR Holdings LLC Agreement, Infinity Natural Resources will have the sole power to direct the activities that most significantly impact the entity's economic performance, with the remaining INR Unit Holders having no substantive kick-out or participating rights. As such, Infinity Natural Resources determined that INR Holdings will be a VIE.

Infinity Natural Resources then assessed whether it will be the primary beneficiary of INR Holdings. To make this determination, Infinity Natural Resources evaluated its economic interest in the entity to determine if such economic interest will give it both the power to direct the activities of INR Holdings that most significantly impact

INR Holdings' economic performance, as well as whether it will have the obligation to absorb losses or the right to receive benefits that could potentially be significant to INR Holdings. In making this determination, Infinity Natural Resources considered the total economics of INR Holdings and analyzed whether its share of the economics through its ownership of INR Units will be significant, using qualitative and quantitative factors, where applicable.

Based on its assessment of the impact of the Transactions described herein, Infinity Natural Resources will be the primary beneficiary of INR Holdings, and thus will include INR Holdings in its consolidated financial statements. The portion of the consolidated INR Holdings that is owned by the INR Unit Holders and any related activity will be reclassified as non-controlling interests in the consolidated balance sheets and income attributable to non-controlling interests in the consolidated statements of operations of Infinity Natural Resources.

Accordingly, INR Holdings is considered our accounting predecessor and its consolidated financial statements will be the historical financial statements of Infinity Natural Resources following this offering; thus, the pro forma financial statements are presented herein to reflect the consolidation by Infinity Natural Resources of the financial results of INR Holdings, with non-controlling interests reflected in the pro forma financial statements related to the INR Units that the Existing Owners will hold in INR Holdings subsequent to this offering.

Additionally, on October 4, 2023, INR Holdings closed its acquisition of working interests in certain oil and gas assets from URV and PEO Ohio for $279.0 million (including transaction costs that were capitalized as part of the asset acquisition, as discussed further in Note 3 herein) which was financed through a combination of $222.3 million that was raised from the issuance by INR Holdings of new Class B interests as well as borrowings of $56.7 million under its amended and restated credit agreement. Certain of URV and PEO Ohio's historical amounts have been reclassified to conform to INR Holdings' financial statement presentation, which are reflected as transaction accounting adjustments related to the Acquisition within the unaudited pro forma statement of operations for the year ended December 31, 2023.

The pro forma balance sheet as of September 30, 2024, is based on the historical unaudited consolidated balance sheet of INR Holdings as of September 30, 2024, adjusted to give effect to the IPO Transactions as if they had occurred on September 30, 2024. The pro forma statement of operations for the nine months ended September 30, 2024, is based on the historical unaudited consolidated statement of operations of INR Holdings for the nine months ended September 30, 2024, adjusted to give effect to the IPO Transactions as if they had occurred on January 1, 2023. The historical unaudited consolidated financial statements of INR Holdings as of and for the nine months ended September 30, 2024, are included elsewhere in this prospectus. As the Acquisition closed on October 4, 2023, the historical unaudited consolidated financial statements of INR Holdings as of and for the nine months ended September 30, 2024, include the assets acquired, such that transaction accounting adjustments related to the Acquisition are not presented herein for purposes of the pro forma balance sheet as of September 30, 2024, and the pro forma statement of operations for the nine months ended September 30, 2024.

The unaudited pro forma statement of operations for the year ended December 31, 2023, is based on the historical audited consolidated statement of operations of INR Holdings for the year ended December 31, 2023, the historical unaudited consolidated statement of operations of URV for the nine months ended September 30, 2023, and the historical unaudited statement of revenues and direct operating expenses of PEO Ohio for the nine months ended September 30, 2023, adjusted to give pro forma effect to the Transactions as if they had been consummated on January 1, 2023. The historical audited consolidated financial statements of INR Holdings as of and for the year ended December 31, 2023, the historical unaudited consolidated financial statements of URV for the nine months ended September 30, 2023, and the historical unaudited statement of revenues and direct operating expenses of PEO Ohio for the nine months ended September 30, 2023, are included elsewhere in this prospectus.

The pro forma financial statements assume no exercise by the underwriters of their option to purchase additional shares of Class A common stock. In addition, the pro forma financial statements do not reflect any cost savings, operating synergies, or revenue enhancements that Infinity Natural Resources may achieve as a result of the Transactions.

The following tables summarize the total purchase consideration and the allocation of the purchase price as of the closing date of the Acquisition:

	Purchase Consideration
(in thousands)	
Cash proceeds from issuance of Class B interests	$ 222,278
Borrowings under revolving credit facility	56,689
Total cash purchase consideration	$ 278,967

	Purchase Price Allocation
(in thousands)	
Oil and natural gas properties (including $1,402 of capitalized transaction costs)	$ 280,658
Severance taxes and suspense revenues payable	(1,691)
Net assets acquired	$ 278,967

NOTE 4—TRANSACTION ACCOUNTING ADJUSTMENTS

The pro forma balance sheet as of September 30, 2024, and the pro forma statement of operations for the nine months ended September 30, 2024, have been adjusted to reflect the IPO Transactions, and the pro forma statement of operations for the year ended December 31, 2023, has been adjusted to reflect the Transactions as follows:

(a) Reflects the issuance by Infinity Natural Resources of Class A common stock to the public pursuant to this offering for net cash proceeds of $240.0 million, based on an assumed midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds as described under "Use of Proceeds" included elsewhere in this prospectus after deducting estimated underwriting discounts and commissions and other offering related expenses of $18.4 million payable by Infinity Natural Resources. Total estimated offering expenses are $10.5 million, $7.7 million of which has already been paid and is included in the historical unaudited consolidated balance sheet of INR Holdings as of September 30, 2024, within *Prepaid expenses and other current assets*, and $2.8 million of which is expected to be paid with the net cash proceeds.

(b) As part of the Corporate Reorganization and upon closing of the offering, Infinity Natural Resources will contribute the net proceeds of the public offering to INR Holdings in exchange for newly issued INR Units. Additionally, the Existing Owners prior to the Offering Transactions will exchange their LLC Interests for INR Units and subscribe for newly issued Class B common stock of Infinity Natural Resources, which is reflected as the elimination of INR Holdings' historical *Members' equity* with a corresponding decrease to *Additional paid-in capital* and a reclass to *Non-controlling interests* with respect to the amount attributable to the INR Units to be held by the Existing Owners subsequent to the IPO Transactions.

(c) Reflects an aggregate of 166,667 restricted stock units ("RSUs") granted under the Infinity Natural Resources Omnibus Incentive Plan in connection with the offering based on an assumed initial public offering price of $19.50 per share. The RSUs cliff vest on the one-year anniversary of the date of grant, subject to such employee's continued service through such vesting date.

Following the IPO Transactions, it is anticipated that all outstanding (i) unvested Incentive Units will automatically vest and (ii) vested Incentive Units, including those that will have been unvested immediately prior to the closing as contemplated by the foregoing clause (i), will be recapitalized into INR Units. Assuming that the initial public offering price is equal to $19.50 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, executives and other employees of INR Holdings will receive approximately 6,146,936 INR Units as a result of the recapitalization of their Incentive Units. As a result, it is expected that a non-recurring compensation expense of $119.9 million for the accelerated vesting of the Incentive Units will be recognized in the quarter in which this offering occurs.

(d) Following the IPO Transactions, to the extent of net proceeds available, Infinity Natural Resources intends to direct the net cash proceeds from this offering to repay $224.7 million of outstanding borrowings under the credit facility entered into on September 25, 2024, which is reflected as a transaction accounting adjustment related to the IPO Transactions for purposes of the pro forma balance sheet as of September 30, 2024. For purposes of the pro forma financial statements, the payoff and extinguishment of the prior credit facility of INR Holdings and the contemporaneous execution of the new credit facility entered into on September 25, 2024, have not been reflected herein.

The pro forma statements of operations for the nine months ended September 30, 2024, and for the year ended December 31, 2023, reflect the net impact to *Interest, net* which has been estimated for purposes herein based on the terms of the credit agreement entered into by INR Holdings on September 25, 2024. Accordingly, for the nine months ended September 30, 2024, the adjustments consist of: (1) the elimination of INR Holdings' historical interest expense of $16.3 million and (2) estimated pro forma interest expense of $0.9 million, which includes an immaterial amount of unused commitment fees, and (3) estimated pro forma interest income of $0.5 million assuming Infinity Natural Resources invested the excess pro forma cash proceeds pursuant to this offering. For the year ended December 31, 2023, the adjustments consist of: (1) the elimination of INR Holdings' historical interest expense of $11.9 million, (2) the elimination of URV's historical interest expense of $2.1 million, as INR Holdings did not assume any debt in the Acquisition, (3) estimated pro forma interest expense of $1.2 million, which includes an immaterial amount of unused commitment fees, and (4) estimated pro forma interest income of $0.6 million assuming Infinity Natural Resources invested the excess pro forma cash proceeds pursuant to this offering. The pro forma interest expense amounts estimated for the pro forma statements of operations were based on reduced borrowings outstanding of $0.0 million subsequent to the IPO Transactions as reflected on the pro forma balance sheet as of September 30, 2024.

(e) Reflects approximately $7.7 million of non-recurring costs related to the IPO Transactions, which primarily represent legal, accounting and other direct costs and are included in Prepaid expenses and other current assets within the historical unaudited consolidated balance sheet of INR Holdings as of September 30, 2024. The $7.7 million will be reclassed from *Prepaid expenses and other current assets* upon the effective date of the IPO Transactions with a corresponding reduction to *Additional paid-in capital*.

(f) Subsequent to the IPO Transactions, Infinity Natural Resources will have no material assets other than its interest in INR Holdings, which holds, directly or indirectly, all of the operating assets of Infinity Natural Resources. INR Holdings generally will not be subject to U.S. federal income tax, but may be subject to certain U.S. state and local taxes. Infinity Natural Resources is a domestic corporation that will be subject to U.S. corporate income tax on its earnings, including its allocable share of the income of INR Holdings. As a result, the unaudited pro forma consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of 5.0%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. Accordingly, for purposes of the pro forma statement of operations for the year ended December 31, 2023, Infinity Natural Resources' estimated blended statutory U.S. federal and state tax rate was calculated as 5.0%, which has been used herein to determine the tax provision of $6.6 million related to the Acquisition based on pro forma income before income taxes of $130.9 million for the year ended December 31, 2023. As the Acquisition closed on October 4, 2023, there is no impact to pro forma net income related to the Acquisition for the nine months ended September 30, 2024.

Additionally, with respect to the IPO Transactions, for purposes of the pro forma statement of operations for the nine months ended September 30, 2024, Infinity Natural Resources' estimated blended statutory U.S. federal and state tax rate was calculated as 5.0%, which has been used herein to determine the tax provision of $3.5 million based on pro forma income before income taxes of $70.6 million for the nine months ended September 30, 2024. For purposes of the pro forma statement of operations for the year ended December 31, 2023, Infinity Natural Resources' estimated blended statutory U.S. federal and state tax rate was calculated as 5.0%, which has been used herein to determine the tax provision of $(5.6) million based on pro forma income (loss) before income taxes of $(111.8) million for the year ended December 31, 2023.

Upon completion of the IPO Transactions, Infinity Natural Resources will recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the historical cost basis and tax basis of its assets and liabilities in accordance with ASC 740, *Income Taxes* ("ASC 740"). With respect to the Acquisition, given that it was accounted for as an asset acquisition, there were no tax impacts to reflect within the pro forma balance sheet as of September 30, 2024; however, amounts have been estimated for the deferred tax assets and liabilities to be recorded as it relates to the IPO Transactions. The impacts of changes in any of these estimates after the date of purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

On the pro forma balance sheet, the pro forma adjustment reflects the recognition of deferred taxes in connection with the organizational transactions of Infinity Natural Resources, assuming a pro forma blended statutory tax rate of 22.3% which includes a provision for U.S. federal, state and local taxes. A pro forma deferred tax asset adjustment of $11.8 million related to temporary differences in the book basis as compared to the tax basis of our investment in INR Holdings.

(g) Reflects the basic and diluted pro forma net income per share for the nine months ended September 30, 2024, and for the year ended December 31, 2023, assuming the shares of Class A common stock in this offering were issued, and other Transactions as described herein were consummated, on January 1, 2023. Pro forma diluted earnings per share is computed by adjusting pro forma net income attributable to Infinity Natural Resources and the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities.

	Infinity Natural Resources Pro Forma[1][2]	
	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
(in thousands, except share and per share amounts)		
Numerator		
Net income	$ 67,096	$ 18,193
Net income attributable to non-controlling interests	51,999	14,100
Net income attributable to Infinity Natural Resources	$ 15,097	$ 4,093
Denominator		
Weighted average shares of Class A common stock outstanding—basic	13,250,000	13,250,000
Incremental shares of Class A common stock attributable to dilutive instruments[1]	45,805,556	45,722,223
Weighted average shares of Class A common stock outstanding—diluted	59,055,556	58,972,223
Pro forma net income per share of Class A common stock—basic and diluted	$ 1.14	$ 0.31

(1) The incremental shares of Class A common stock attributable to dilutive instruments includes 45,805,556 shares of Class B common stock assumed to be exchanged by non-controlling interest holders and RSU awards issued and outstanding as of January 1, 2023.

(2) Shares of our Class B common stock do not share in the earnings or losses of the Company and are therefore not participating securities. Shares of our Class B common stock are, however, considered potentially dilutive shares of Class A common stock. In the calculation of pro forma diluted earnings per share, the Company applied the if-converted method to the Class B common stock. Potential common shares were calculated by assuming the Class B common stock were exchanged for Class A common stock as well as the RSU awards issued and outstanding as of January 1, 2023. A numerator adjustment was also calculated to re-allocate net income attributable to non-controlling interests to Infinity Natural Resources, assuming there is no

non-controlling interest subsequent to the conversion of the Class B common stock for the Class A common stock. For the nine months ended September 30, 2024, and for the year ended December 31, 2023, the combined effect of the numerator adjustments with respect to non-controlling interests and the denominator adjustments with respect to the number of shares of common stock outstanding were antidilutive to pro forma net income per share. As such, separate presentation of basic and diluted pro forma net income per share of Class B common stock under the two-class method has not been presented.

(h) Reflects the reclassification and elimination of URV historical and PEO historical amounts for the nine months ended September 30, 2023, to conform to INR Holdings' financial statement presentation and accounting policies, including reclasses for: (i) oil, natural gas, and natural gas liquids revenues, (ii) accretion of asset retirement obligations of URV, and (iii) the elimination of operating overhead income of PEO that would not have been recognized by INR Holdings under the full cost method of accounting.

(i) Reflects the pro forma adjustment to depreciation, depletion, and amortization expense, which is comprised of: (1) the elimination of the URV historical depreciation, depletion, and amortization expense of $35.2 million, and (2) the incremental depreciation, depletion, and amortization expense of $36.1 million, calculated based on the units-of-production method under the full cost method of accounting assuming the Acquisition was consummated on January 1, 2023, based on a fair value of $279.0 million that was recorded to proved oil and gas properties.

(j) Reflects the reclass of direct operating expenses of PEO Ohio to align with INR Holdings' presentation. Given that the assets acquired from PEO Ohio were not historically accounted for as a separate segment, subsidiary, or division of PEO Ohio, certain indirect expenses not directly associated with the acquired assets were not included in the historical financial statements of PEO Ohio used as the basis for the pro forma financial statements herein. As such, the combined pro forma statement of operations for the year ended December 31, 2023, is not intended to be a complete presentation of the revenues and expenses of the assets acquired from PEO Ohio and is not indicative of the results of operations of the assets going forward due to the omission of various expenses, including general and administrative expenses, depreciation, depletion, and amortization expense, interest expense, and income tax expense.

(k) Reflects the addition of $0.5 million of unrealized gain on derivative instruments to *Gain on derivative instruments* that was previously included in URV's other comprehensive income given its designation of derivative instruments as cash flow hedges. Additionally, we have reclassed $0.7 million of realized derivative gains as included in *Total revenues* to *Gain on derivative instruments* within *Other income (expense)* to align with our financial statement presentation and accounting policy. We have also eliminated $0.2 million of historical URV income on interest rate swaps given that we did not assume the outstanding debt of URV as part of the URV Acquisition.

(l) Subsequent to the Transactions, Infinity Natural Resources will be the primary beneficiary of INR Holdings, and thus will include INR Holdings in its consolidated financial statements. The portion of the consolidated INR Holdings that is owned by the INR Unit Holders and any related activity will be reclassified as non-controlling interests in the consolidated balance sheets and income attributable to non-controlling interests in the consolidated statements of operations of Infinity Natural Resources. Subsequent to the Transactions, Infinity Natural Resources will have an approximate 22.5% interest in INR Holdings through which it will absorb the risks created and distributed by the entity. Existing owners will own the remaining 77.5% of the economic interest in INR Holdings, which will be accounted for as a noncontrolling interest in the future consolidated financial results.

NOTE 5—SUPPLEMENTAL PRO FORMA OIL AND NATURAL GAS RESERVES INFORMATION

The following tables present the estimated pro forma combined net proved developed and undeveloped oil and natural gas reserves information as of December 31, 2023 and 2022, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2023, assuming the Acquisition had been consummated on January 1, 2023. Amounts for the Acquisition reflect activity for the period from January 1, 2023

Pro Forma Consolidated Discounted Future Net Cash Flows

The following table sets forth the pro forma consolidated standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2023:

	December 31, 2023			
	INR Holdings Historical	Transaction Accounting Adjustments		Infinity Natural Resources Pro Forma Combined
		Acquisition[1]	IPO Transactions[2]	
		(in thousands)		
Future cash inflows	$ 3,865,302	$ —	$ —	$ 3,865,302
Future development costs[3]	(545,803)	—	—	(545,803)
Future production costs	(1,281,802)	—	—	(1,281,802)
Future income tax expenses[4]	—	—	(102,292)	(454,905)
Future net cash flows	2,037,697	—	(102,292)	1,481,061
10% discount to reflect timing of cash flows	(1,099,313)	—	(163,347)	(910,048)
Standardized measure of discounted future net cash flows	$ 938,384	$ —	$(265,639)	$ 672,745

---

(1) There are no transaction accounting adjustments related to the Acquisition for the pro forma standardized measure as of December 31, 2023, as all assets acquired are included within the INR Holdings historical standardized measure as of such date.

(2) The transaction accounting adjustments for the IPO Transactions reflect the impact of the entity-level income taxation that would have been applicable to the Company as of December 31, 2023, on an undiscounted and discounted basis, based on an estimated 5.0% blended statutory U.S. federal and state tax rate.

(3) Future development costs include costs associated with the future abandonment of proved properties, including proved undeveloped locations.

(4) INR Holdings' historical future net cash flows do not include the effects of income taxes on future revenues because it was a limited partnership not subject to entity-level income taxation as of December 31, 2023. Accordingly, no provision for federal or state corporate income taxes has been provided historically because taxable income was passed through to the Existing Owners.

Sources of Change in Pro Forma Consolidated Discounted Future Net Cash Flows

The principal changes in the pro forma consolidated standardized measure of discounted future net cash flows relating to proved reserves for the year ended December 31, 2023, are as follows:

	INR Holdings Historical	January 1, 2023 through September 30, 2023[1]		Transaction Accounting Adjustments[1][2]	Infinity Natural Resources Pro Forma Combined
		URV Historical	PEO Ohio Historical		
			(in thousands)		
Standardized measure of discounted future net cash flows as of December 31, 2022	$1,017,608	$ 570,742	$ 129,030	$ —	$ 1,717,380
Sales of oil, natural gas, NGLs, net of production costs	(109,179)	(65,393)	(16,337)	—	(190,909)
Purchases of minerals in place	534,927	—	—	(534,927)	—
Extensions, net of future development costs	199,378	83,055	20,764	—	303,197
Net change in price and production costs	(643,905)	(243,437)	(60,869)	—	(948,211)
Previously estimated development costs incurred	68,412	19,639	4,910	—	92,961

| | INR Holdings Historical | January 1, 2023 through September 30, 2023[1] | | Transaction Accounting Adjustments[1][2] | Infinity Natural Resources Pro Forma Combined |
		URV Historical	PEO Ohio Historical		
		(in thousands)			
Change in estimated future development costs	4,734	(1)	—	—	4,733
Revisions of previous quantity estimates	(224,318)	19,806	15,210	—	(189,302)
Accretion of discount	101,761	42,806	10,701	—	155,268
Net change in income taxes[2]	—	—	—	(265,639)	(265,639)
Net change in timing of production and other	(11,034)	3,442	859	—	(6,733)
Standardized measure of discounted future net cash flows as of December 31, 2023	$ 938,384	$ 430,659	$104,268	$(800,566)	$ 672,745

(1) The changes in the pro forma standardized measure for the year ended December 31, 2023, include the effects of the activity related to the assets acquired from URV and PEO Ohio for the period from January 1, 2023, through September 30, 2023. As such, for purposes of the pro forma changes in the standardized measure, the transaction accounting adjustment for purchases of reserves in place reflects the impact of the Acquisition assuming it had been consummated on January 1, 2023.

(2) INR Holdings' historical future net cash flows do not include the effects of income taxes on future revenues because it was a limited partnership not subject to entity-level income taxation for the year ended December 31, 2023. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the Existing Owners. The transaction accounting adjustment for the net change in income taxes reflects the impact of the IPO Transactions and the entity-level income taxation that would have been applicable to the Company for the year ended December 31, 2023, based on an estimated 5.0% blended statutory U.S. federal and state tax rate.

Shares



Infinity Natural Resources, Inc.

Class A Common Stock

PROSPECTUS

CITIGROUP
RAYMOND JAMES
RBC CAPITAL MARKETS
BOFA SECURITIES
CAPITAL ONE SECURITIES
TRUIST SECURITIES
KEYBANC CAPITAL MARKETS
STEPHENS INC.
COMERICA SECURITIES
FIFTH THIRD SECURITIES
FIRST CITIZENS CAPITAL SECURITIES
BTIG
BOK FINANCIAL SECURITIES, INC.
ZIONS CAPITAL MARKETS

, 2025

Through and including   , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and NYSE listing fee, the amounts set forth below are estimates.

SEC Registration Fee	$ 48,990
FINRA Filing Fee	48,500
NYSE listing fee	295,000
Accountants' fees and expenses	5,000,000
Legal fees and expenses	4,600,000
Printing and engraving expenses	325,000
Transfer agent and registrar fees	6,000
Miscellaneous	176,510
Total	10,500,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that our directors and officers will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director or officer of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our charter and bylaws will provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We expect to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we expect to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission (the "SEC"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Prior to the closing of this offering, we will issue shares of our Class B common stock to the Existing Owners in connection with the Corporate Reorganization. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16. Exhibits and financial statement schedules

Exhibit number	Description
*1.1	Form of Underwriting Agreement.
*3.1	Certificate of Incorporation of Infinity Natural Resources, Inc.
*3.2	Bylaws of Infinity Natural Resources, Inc.
*3.3	Form of Amended and Restated Certificate of Incorporation of Infinity Natural Resources, Inc.
*3.4	Form of Amended and Restated Bylaws of Infinity Natural Resources, Inc.
*4.1	Form of Registration Rights Agreement.
*4.2	Form of Second Amended and Restated Limited Liability Company Agreement of Infinity Natural Resources, LLC.
5.1	Form of Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.
*†10.1	Credit Agreement, dated as of September 25, 2024, by and among, Infinity Natural Resources, LLC, the lenders from time to time party thereto and Citibank, N.A., as the administrative agent and an issuing bank.
*10.2	Form of Indemnification Agreement.
*10.3	Form of Infinity Natural Resources, Inc. Omnibus Incentive Plan.
*10.4	Form of Tax Receivable Agreement.
*21.1	List of subsidiaries of Infinity Natural Resources, Inc.
23.1	Consent of Huselton, Morgan and Maultsby, P.C.
23.2	Consent of Deloitte & Touche LLP (Infinity Natural Resources, Inc.).
23.3	Consent of Deloitte & Touche LLP (Infinity Natural Resources, LLC).
23.4	Consent of KPMG LLP.
23.5	Consent of Wright & Company, Inc.
23.6	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).
*24.1	Power of Attorney (included on the signature page of the initial filing of this Registration Statement).